Shaw Communications
ANNUAL REPORT
August 31, 2007

SHAW COMMUNICATIONS INC.
ANNUAL REPORT

The Annual General Meeting of Shareholders will be held on January 10, 2008 at 11:00 am (Mountain Time) at the Shaw Barlow Trail Building, 2400 - 32nd Avenue NE, Calgary, Alberta.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2007

Dear fellow Shareholders:

For over 35 years Shaw’s business has been growing through strategic acquisitions, innovative new products and service enhancements, high quality customer service, and the careful management of our capital and operational assets. This past year was no exception and we are pleased to report to you on a year of significant accomplishments.

FINANCIAL HIGHLIGHTS

Our financial results speak for themselves:

•	Consolidated service revenue increased 13% over last year from $2.46 billion to $2.77 billion.

•	Total consolidated service operating income before amortization[1] improved 15% from $1.08 billion to $1.24 billion.

•	Funds flow from operations[2] was up 21% from $847 million to $1.03 billion.

•	Free cash flow[1] grew by 34% from $265 million to $356 million, despite an increase in capital investment from $558 million last year to $640 million this year.

Over the past two years Shaw’s consolidated revenues and service operating income before amortization have improved by over 25% driven by customer growth, value enhancements which support pricing, and the rapid penetration of Digital Phone.

DELIVERING OPERATIONAL EXCELLENCE

Digital phone continued to be well received by the market and in our second full year of operation, the customer base grew by 172,650 to 385,357. This success was made possible by the simplicity and value to the customer, steady expansion of our Digital Phone service area, and the addition of a Lite product to the offering as an alternative for customers who are light long distance users and do not require extensive options. In just over two years since our first launch, penetration of Digital Phone lines stands at over 20% of basic customers who have the service available to them.

Internet customers grew by 10% to 1,451,756 customers and Internet penetration of basic now exceeds 65%. Shaw continues to be one of the leading North American cable operators in this regard.

Digital customers grew 13% to 763,140 and the Digital customer base has increased from 30% of basic customers at the end of 2006 to approximately 35% at the end of 2007.

Basic cable customers increased 20,521 to 2.23 million and DTH customers grew 10,377 to 879,585.

During the year we completed the acquisition and integration into our existing systems of several small cable systems within our geographic area that complement our operations, adding approximately 20,000 cable customers.

We continue to offer value enhancing bundles to ensure that our customers can take advantage of the triple play of voice, video and data. These bundled offers help to better leverage our network and improve our customer retention metrics.

OUR STRATEGIC FOCUS IS OUR CUSTOMER

Our strategy is driven by our customer. In a capital intensive business, aggressive competition for the consumer dollar and rapidly expanding innovations in technology demand that we stay strategically and operationally focused. We continue to upgrade, improve and expand our network infrastructure ensuring the highest standards of speed, reliability, operational efficiency, value and service delivery to the

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2007

customer. We also strive to improve our products and services with new innovations and technological improvements.

During the year we expanded the range and speed of our internet offers; the latest, High Speed Nitro, is one of the fastest residential internet speeds in Canada. Shaw now has four different levels of internet service, allowing customers a broad range of alternatives in speed and price tailored to their individual needs.

We have enhanced our cable service by expanding our HDTV lineup and adding new popular channels. We continue to improve our digital system infrastructure to add new products and services that are desired by customers and add to our incremental revenue. Shaw began to digitally simulcast its channel line-up in five major markets which allowed the Company to launch a new low priced digital terminal that permits access to all digital features, including the on-screen programming guide, music, and VOD and PPV movies and events.

Each innovation places pressure on our staff to expand their capabilities to serve the customer, maintain system reliability and deliver on the Shaw vision. A successful year places demands on all our 9,000 employees; they have delivered throughout 2007 on a daily basis and the only word to describe their performance, from the head office to the service vehicle, is exceptional!

STRENGTHENING OUR FINANCIAL POSITION

Our goal is to ensure that driving growth, securing financial strength and delivering solid shareholder returns are balanced so that we can power through the competition and thrive in any environment.

This year we closed a $400 million offering of 5.70% senior notes due in 2017, strengthened our credit metrics, and repurchased for cancellation 4,408,400 of our Class B Non-Voting Participating Shares for $105 million.

We also completed a two-for-one stock split of both the Company’s Class A Participating Shares and Class B Non-Voting Participating Shares that was effective July 30, 2007.

During the year we more than doubled our dividend rate and, with the most recent increase, the equivalent annual dividend rate is $0.72 on Shaw’s Class B Non-Voting Participating Shares and $0.7175 on Shaw’s Class A Participating Shares. We lead the North American cable industry in dividend yield and currently rank in the top 30 high-yielding corporations included in the S&P/TSX 300 Index.

Over the past year Shaw has provided shareholders with an annual total return in excess of 50%.

THE FUTURE LOOKS BRIGHT

In general, the future looks bright for the stakeholders of Shaw Communications Inc. The Western Canadian economy is robust and we believe that we are well positioned to continue to grow our customer base.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2007

Our strategic focus is sound and guides us from the board room table where the decisions are made to our customer’s homes touched every day with Shaw’s products and services. Thank you for being a part of this year’s success.

[Signed]	[Signed]

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer
Shaw Communications Inc.	Shaw Communications Inc.

[1]	See definitions under key performance drivers in Management’s Discussion and Analysis.

[2]	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

November 22, 2007

FORWARD

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. All per share amounts reflect common per share amounts, and are based on unrounded amounts. Percentage changes are based on rounded amounts. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

This report includes comparative information for 2005 and 2006. Applicable share and option amounts and all related data have been retroactively adjusted to reflect the two-for-one split of the Company’s Class A Shares and Class B Non-Voting Shares that was effective on July 30, 2007.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included in this Management’s Discussion and Analysis may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance related to service operating income before amortization and free cash flow, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties described in the section “Known events, trends, risks and uncertainties” included in this report. These factors include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

I.      INTRODUCTION TO THE BUSINESS

A.    Company overview – core business and strategies

i)      Shaw Communications Inc.
Shaw Communications Inc. (“Shaw” or “the Company”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to approximately 3.3 million customers. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow1. The key elements of this strategy include: leveraging its network infrastructure to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing best-in-class 24/7/365 service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

Shaw is organized into two business segments. The relative size of each of the segments as a percentage of consolidated service revenue in fiscal 2007 is as follows: Cable – 75%; Satellite – 25%. During 2007 Shaw’s business generated consolidated service revenues of $2.77 billion.

ii)      Cable
Cable is comprised of Shaw’s cable television, Internet, Digital Phone and Business Solutions operations. Shaw is the largest cable television provider in Western Canada with over 2.2 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 30% of the Canadian cable television market. Through its technologically advanced broadband network, Shaw had 1,451,756 Internet customers, 763,140 digital cable customers and 385,357 digital phone lines as at August 31, 2007. Shaw’s penetration of Internet is one of the highest in North America, at over 65% of basic cable customers. Shaw Business Solutions develops and manages Shaw’s inter-city fiber network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and provides Internet, data connectivity and telecommunication services to large businesses and other organizations. Shaw’s extensive fiber network provides international connections through interconnection agreements and strategic alliances with other service providers.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, Shaw enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments. The plant and network is essentially fully digital and two-way capable. These investments have enabled Shaw to leverage its existing network and expand its service offerings to include digital programming, Internet, Video-on-Demand (“VOD”), High Definition Television (“HDTV”), and Digital Phone.

Shaw offers a full range of analog and digital video services ranging from a basic service to a full digital cable service with access to HDTV channels, premium and VOD channels, music channels and an interactive program guide.

Shaw Internet currently uses the DOCSIStm 2.0 specifications. This cable modem technology enabled Shaw to increase the capabilities and reliability of its high-speed data network by increasing the capacity and throughput in both the upstream and downstream portions of the cable plant. As a result, the network has the ability to provide up to 30 megabit per second (Mbps) capacity in both directions. The DOCSIStm standard is continually being improved, and Shaw plans to implement future versions on its network to

1 See definitions and discussion under key performance drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

meet customers’ increasing speed and capacity demands. Shaw currently offers high-speed Internet service with downstream speeds from 256 Kbps to 25 Mbps, depending on the service selected.

The entry into the triple play market of voice, video and data with the launch of Digital Phone in 2005 was a significant milestone for Shaw. As at August 31, 2007, Shaw Digital Phone service is available to over 80% of homes passed. In 2005 Shaw launched the Digital Phone service in Calgary, Edmonton and Winnipeg, and since then, Shaw has expanded its Digital Phone footprint to include Vancouver, Victoria, Saskatoon, Kelowna and many other smaller centers. The Company plans to continue to expand its Digital Phone service area.

In offering Digital Phone service, Shaw is utilizing PacketCabletm technology and DOCSIStm specifications. The customers’ existing phone lines are connected into a modem usually installed at the location of the central wiring in the customer’s premise. The modem converts the voice conversation (waves) into digital IP packets that are carried to an IP based telephone switch (“softswitch”). At this point the packets are transformed again into analog signals upon receipt by the public switched telephone network or may be routed through the IP network to the called party. Unlike Internet phone providers who use the Internet to route calls, Shaw’s Digital Phone service uses Shaw’s own private managed broadband network and the public switched telephone network to route calls, allowing the Company to ensure a consistent level of quality and reliability to its phone customers.

The Shaw Digital Phone service combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the U.S., 1000 international calling minutes per month to Europe, the U.K. and Asia Pacific, as well as various calling features including voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. In the current year Shaw introduced Shaw Digital Phone Lite, an offering tailored for light long distance users. The service includes a local phone line, popular calling features and long distance at competitive rates.

Over the past year Shaw has invested in new systems that allow the Company to operate independently as a Competitive Local Exchange Carrier (“CLEC”) using its own back office infrastructure. Shaw launched these systems late in 2007 and anticipates gaining cost efficiencies once these are fully rolled out, as well as the ability to provide an improved customer experience due to increased control over the customer order and fulfillment process. The Company also successfully implemented a Class 4 toll switch which allows for the routing of telephone traffic to the lowest cost long distance provider. As least cost routing is deployed across Shaw’s network it is anticipated that long distance wholesale costs will continue to decline. In the latter part of 2007 Shaw also started to offer a commercial voice service for small to medium sized businesses.

Shaw’s continued investment in plant infrastructure will accommodate further growth opportunities in digital programming, VOD, HDTV, and Internet, and will accelerate Digital Phone growth. The home entertainment experience continues to improve with on-demand and personalization of products and services and Shaw continues to ensure that its broadband network and interactive capabilities are being used to their full potential.

Shaw’s strategy of enhancing existing products to provide greater value to customers and providing exceptional customer service continued throughout 2007. During the year, Shaw doubled the download speed of the High-Speed Lite Internet service at no additional cost to the customer, and added a new Internet product, Shaw High-Speed Nitro that offers download speeds of up to 25 Mbps. The Company now has four levels of Internet including High Speed Nitro, High Speed Xtreme-I, High Speed Internet and High Speed Lite. Shaw continued to enhance its available programming making various channel line-up

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

changes during the year to strengthen analog service offerings, expand its digital sports channels, and increase HDTV offerings. Shaw also began to digitally simulcast its channel line-up in five major markets which allowed the Company to launch a new low priced digital cable terminal (“DCT”). The new terminal permits access to all digital features including the on-screen programming guide, music, and VOD and PPV movies and events. These ongoing initiatives allow Shaw to meet the needs of their customers’ home entertainment requirements and contribute to continued subscriber growth.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings. Delivering value to customers creates value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn.

Finally, Shaw creates value through operating efficiencies. The Company continues to accomplish this through its “clustering” strategy, which involves geographical consolidation and re-alignment of its cable systems to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. As a result, Shaw has consolidated its position as the dominant provider of cable television services in Western Canada. During 2007 Shaw completed acquisitions of several cable systems including Whistler Cable, Grand Forks, Wood Lake, Lumby and Pender Island, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario. In 2006, Shaw acquired Pemberton Cable and Saltspring Cablevision, both in British Columbia.

iii)      Satellite
Satellite is comprised of DTH (Star Choice) and Satellite Services. DTH distributes digital video and audio programming services via DTH satellite to Canadian residences and commercial establishments. It is one of two DTH satellite operators licensed by the Canadian Radio-television and Telecommunications Commission (“CRTC”) to deliver digital subscription video and audio programming services via satellite directly to subscribers’ homes and businesses. Satellite Services has two principal lines of business: (a) through Shaw Broadcast Services, redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as a satellite relay distribution undertaking (“SRDU”), and providing uplink and network management services for conventional, specialty and pay broadcasters on a contract basis; and b) through Shaw Tracking, providing mobile tracking and messaging services to over 550 companies in the long-haul trucking industry in Canada, with approximately 38,000 vehicles using its services.

Star Choice began the national roll-out of its digital DTH services in 1997 and, at August 31, 2007, had 879,585 subscribers across Canada. Star Choice’s customer acquisition strategy has evolved from predominantly rural households not served by cable or underserved by cable (i.e., served by cable systems that offer fewer than 80 channels) to households that have access to a full range of cable services primarily in urban areas. Star Choice broadcasts more than 400 digital video and audio channels, including 32 HDTV channels.

Star Choice and Satellite Services share a common satellite infrastructure. They each distribute largely the same digital video and audio signals to different markets (residential and business), thereby allowing Shaw to derive distinct revenue streams from different customers using a common platform.

B.	Seasonality

Although financial results of the business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. For example, the Cable segment typically experiences the highest levels of subscriber growth during the first quarter as post-

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

secondary students return to school, customers return from vacation or reconnect cable in anticipation of the new television season. Correspondingly, subscriber growth tends to be lower or negative in the third and fourth quarters as the school year ends, vacation period begins and the television season ends. Subscriber growth in the Satellite business segment is also affected by vacation schedules as customers reconnect and disconnect DTH services at summer homes. Further, “snowbirds” (customers who vacation in warmer climates during the winter months) may also connect and reconnect DTH or cable services on a seasonal basis. In addition, new subscriber activations may also be positively affected by the Christmas holiday season. While subscriber activity is subject to seasonal fluctuations, it may also be affected by competition and varying amounts of promotional activity undertaken by the Company.

C.      Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES:
i)      Service revenue
Service revenue is a measurement determined in accordance with Canadian and US generally accepted accounting principles (“GAAP”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Service revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

ii)      Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income and Deficit. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.

Relative increases period over period in service operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to its customers in a cost-effective manner.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

iii)      Free cash flow
The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	2007	2006	2005

($000’s Cdn)
Cable free cash flow(1)	237,601	193,398	228,617
Satellite free cash flow(2)	118,591	72,047	48,702

Consolidated free cash flow	356,192	265,445	277,319

(1)	The reconciliation of free cash flow for cable is provided on page 32.

(2)	The reconciliation of free cash flow for satellite is provided on page 37.

Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis) and equipment costs (net). All of the line items used in the free cash flow calculation are as reported on a segmented basis in the Company’s Note 15 to the Consolidated Financial Statements. Segmented capital expenditures and equipment costs (net) exclude capital expenditures in respect of the Burrard Landing Lot 2 Partnership (the “Partnership”). The Partnership, which the Company is required to proportionately consolidate, is financed by 10 year secured mortgage bonds with no recourse to the Company. Segmented service operating income before amortization, which is the starting point of the free cash flow calculation, excludes prepayments on an indefeasible right to use (“IRU”) certain specifically identified fibers and the profit from satellite services equipment, both of which are recognized as amortization line elements in the income statement. As a result, prepayments on IRUs in amounts not exceeding the cost to build those fibers and equipment profit from satellite services are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

STATISTICAL MEASURES:
i)      Subscriber counts, including penetration and bundled customers
The Company measures the count of its customers in Cable and DTH (Star Choice). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and Digital Phone lines includes all phone lines on billing plus scheduled installations due to the growth nature of these products. All subscriber counts exclude complimentary accounts but include promotional accounts.

Cable measures penetration for basic services as a percentage of homes passed and, in the case of all other services, as a percentage of basic customers.

Star Choice measures its count of subscribers in the same manner as cable counts its basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

ii)      Customer churn
Customer churn is calculated as the number of new customer activations less the net gain of customers during the period, divided by the average of the opening and closing customers for the applicable period of calculation. Churn provides a measure of customer satisfaction and preferences.

D.      Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with Canadian GAAP. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP differences are identified where they exist. Refer to Note 21 to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:

i)      Revenue and expense recognition
Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package. Subscriber connection fees and amounts charged on customer premise equipment that have no utility to the customer separate and independent of the Company providing additional subscription services, must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the DCT, modem and DTH equipment revenue commences once the subscriber service is activated. In the case of connection fee revenue and equipment revenue from DCTs, DTH equipment and modems, there is no specified term for which the customer will receive the related subscription revenue; therefore the Company considered its customer churn rate and other factors, such as competition from new entrants in the video and Internet markets, to arrive at a period of deferral of two years. In the case of revenue from truck tracking equipment sales, revenue is recognized over the period of the related service contract for airtime, which is generally five years. The Company also receives installation revenues in its Shaw Business Solutions operation on contracts with commercial customers. This revenue is deferred and recognized as service revenue on a straight-line basis over the related service contract, which generally spans two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

In conjunction with these up-front fees, the Company also incurs incremental direct costs which include, in the case of equipment revenue, the cost of the equipment and related installation costs, and in the case of connection fee revenue, certain customer acquisition costs such as selling, administrative and reconnection costs. There are two alternatives to account for these incremental direct costs. The first alternative is to

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

expense the costs immediately. The second alternative, as permitted by primary sources of GAAP, is to defer and amortize incremental costs directly related to the upfront revenue. Emerging Issues Committee (“EIC”) abstract 141, “Revenue Recognition” states that the costs incurred related to the acquisition or origination of a customer contract should be accounted for on a basis similar to the three criteria set forth in EIC-27, “Revenues and Expenditures during the Pre-operating Period.” The Company has determined that the aforementioned incremental costs identified above meet the criteria for deferral. First, the costs, such as the equipment and installation, are directly related to obtaining the equipment revenue or connection fee revenue from the new customer. Second, the costs are incremental in nature. Third, the costs are recoverable from the related revenues. Historically, the Company has determined that the excess cost of the equipment over the upfront equipment revenue is recoverable from the related revenues of the ongoing subscription revenue.

The Company has chosen to defer and amortize the related costs over the same period as the deferred revenue. This provides the best matching of the costs of the equipment and subscriber connection with the related up-front revenue and future revenue stream of subscription services. It is also consistent with the Canadian accounting standard “Financial Statement Concepts,” which recognizes that expenses that are linked to revenue-generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.

The cost of equipment and installation costs associated with DCTs, DTH equipment and modems generally exceeds the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.

The Company has limited its deferral of certain customer acquisition costs to the amount of related deferred connection fee revenue due to the non-tangible nature of these costs. Under US GAAP, subscriber connection fees are recognized as revenue when the connection is completed as it is considered a partial recovery of initial selling expenses and related administrative expenses.

Income statement classification
The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment cost are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company has always segregated from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment infrequently, and generally at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Subscriber connection and installation costs
The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

ii)      Allowance for doubtful accounts
The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.

iii)      Property, plant and equipment – capitalization of direct labour and overhead
As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the cost of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology. Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. Over the past several years the information technology department has devoted considerable efforts towards the development of systems to support Digital Phone and during 2006 began projects related to a new customer management and billing system. Labour costs directly related to these and other projects were capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet infrastructure. Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, increasing network capacity for internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity.

3.	Subscriber-related activities such as installation of new drops and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future service revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees (“UBs”), which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv) Property, plant and equipment – capitalization of interest
As permitted by Canadian GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets, with the exception of the Partnership’s construction of the office/residential tower in Vancouver. The interest was capitalized on the tower as the construction of it had taken place over a significant period of time and the interest on the Partnership construction facility was directly attributable to such activity. Capitalization of interest ceased in 2005 when the tower was substantially completed and was ready for occupancy. The alternative accounting policy is to expense interest on construction immediately, which would have resulted in additional interest expense of $0.7 million in 2005. Under US GAAP, interest costs are required to be capitalized as part of the cost of certain qualifying assets under construction for the construction period.

v) Depreciation policies and useful lives
The Company depreciates the cost of property, plant and equipment over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain property, plant and equipment which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment.

vi) Asset impairment
The valuations of all long-lived assets, including deferred charges, broadcast rights, goodwill, investments in unconsolidated entities and property, plant and equipment are subject to annual review for impairment. The Company compares the carrying value of long-lived assets excluding investment in unconsolidated entities (“Capital Assets”) to valuations using unlevered discounted cash flow analysis. A two-step process determines impairment of these Capital Assets. The first step determines when impairment is recognized and compares the carrying value of the Capital Assets to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying value exceeds this sum, a second step is performed which measures the amount of the impairment as the difference between the carrying value of these Capital Assets and their fair value calculated using quoted market price or discounted cash flows. Investments are compared to quoted market values (where available) or estimated net realizable value, and

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

are reviewed to determine whether such impairment is other than temporary. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Changes in assumptions with respect to the competitive environment could result in impairment of assets.

vii) Employment benefit plans
Shaw has a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is usually based on the yield on long-term, high-quality corporate fixed income investments and is determined at the end of every year. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit
	Obligation at	Pension Expense
	End of Fiscal 2007	Fiscal 2007

Discount Rate	5.50%	5.25%
Impact of: 1% decrease ($000’s Cdn)	34,315	4,175

viii) Future income taxes
The Company has recognized future income tax assets in respect of its losses and losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of tax losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

ix) Commitments and contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

E. Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Normal course transactions
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties.

Corus Entertainment Inc. (“Corus”)
The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided cable system distribution access, administrative services, uplinking of television signals and Internet services and circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Other transactions
The Company has entered into the following transaction with Corus:

During 2005, the Company sold the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems to Corus.

F.  New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

The following policies will be adopted in fiscal 2008:

(i) Financial Instruments
In 2008, the Company will adopt CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Adoption of these standards will be effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which will include foreign currency translation adjustments.

On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which is currently classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) will form part of shareholders’ equity.

In addition, the Company will classify all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. Financial instruments designated as “held-for-trading” and “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and “held-to-maturity” will be carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value in the balance sheet. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.

The impact of recording hedging derivatives at fair value on September 1, 2007 will be recognized in accumulated other comprehensive income (loss) and is estimated to be an increase in derivative instruments of approximately $71 million and a decrease in opening accumulated other comprehensive income of $58 million, net of income taxes of approximately $13 million.

(ii) Accounting changes
In 2008, the Company will adopt CICA Handbook Section 1506, “Accounting Changes”, which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.

G.   Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange, and capital market risks
•	Contingencies
•	Uninsured risks of loss
•	Reliance on suppliers

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

•	Holding Company structure
•	Control of Shaw by the Shaw family
•	Information systems and internal business processes
•	Dividend payments

i) Competition and technological change
Cable providers operate in an open and competitive marketplace. Shaw’s businesses currently face competition from regulated entities utilizing existing or new communications technologies and from currently unregulated internet and illegal satellite services. In addition, Shaw may face competition in the future from other technologies being developed or to be developed.

CABLE TELEVISION AND DTH
Shaw’s cable television systems currently compete or may in the future compete with other distributors of video and audio signals, including DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. To a lesser extent, Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. As noted above, Shaw also competes with unregulated internet services, and illegal satellite services including grey and black market and modified free-to-air satellite receivers.

The Star Choice DTH business faces the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice (a subsidiary of Shaw) and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved considerable customer growth and currently provide service to approximately 2.7 million Canadian households. In addition, grey and black market DTH providers (i.e., providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also constitute competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service.

MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licenses to Craig Wireless International Inc. (formerly Skycable Inc.) with respect to certain areas of Manitoba and British Columbia, and to Image Wireless Communications Inc. with respect to certain areas of Alberta and Saskatchewan. The CRTC has also issued a license to Look Communications Inc. to operate MDS undertakings in southern and eastern Ontario and in Quebec.

Other competitive cable television undertakings are licensed to operate within the authorized service areas of incumbent cable licensees. Novus Entertainment Inc., one of these licensed providers, operates within one of Shaw’s licensed service areas in Vancouver.

Canadian telephone companies are also licensed as broadcast distribution undertakings to provide standard and interactive television services. Telus Corporation currently offers Telus TV in select parts of Alberta and British Columbia; SaskTel offers Max TV in Saskatchewan; Manitoba Telecom Services Inc. (“MTS”)

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

offers viewers a competitive choice with MTS TV, primarily in Winnipeg, Manitoba, and Bell Canada offers services in parts of Ontario. SaskTel launched its service in September 2002, and as of December 31, 2006 had approximately 50,000 customers. MTS launched its service in January 2003, and as of June 30, 2007 had approximately 70,000 customers. Telus has launched service in several markets.

To date, none of these competitors has had a material impact on Shaw’s overall cable television operations. Almost all of Shaw’s cable systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fiber optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings including, for example, VOD, interactive television, full digital line-ups, HDTV, and Digital Phone. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

INTERNET
There are a number of different types of Internet service providers (“ISPs”) offering residential and business Internet access services that compete with Shaw’s Internet services. These include independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.

Many ISPs provide telephone dial-up Internet access services with typical access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). According to a report from the CRTC dated July 2007, approximately 14% of all Internet subscribers in Canada used low-speed dial-up access services, while the other 86% used high-speed services.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High-speed services enable users to transmit and receive text, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc., Telus Corporation, MTS, and Sasktel.

Internet access is also available in select cities in Western Canada through a wireless microwave technology known as WiMAX. This service requires a specialized modem and provides download speeds typically between 512 Kbps and 3 Mbps.

The ISPs have access to cable companies’ facilities to deliver competing Internet access service. Currently, competing ISPs have access to high-speed access services of Shaw pursuant to a third party Internet access tariff that came into effect on November 2, 2004 and was subsequently updated on March 20, 2006. Such third party access services are available in Vancouver, Victoria, Calgary, Edmonton, Saskatoon and Winnipeg. Currently only one ISP has subscribed to the tariff. Until such time as an ISP subscribes to the tariff, or in areas where Shaw’s third party Internet access services are not available, Shaw has been directed by the CRTC to allow ISPs to resell cable Internet services at a 25% discount from the retail rate. Currently, there are three ISPs using Shaw’s resale services at the resale discount rate.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video,

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

digital downloading and interactive gaming), in particular, will lead to continued growth for high-speed Internet services, such as Shaw High-Speed Internet.

SATELLITE SERVICES
In its Canadian SRDU business, Satellite Services faces competition principally from Bell ExpressVu, which received an SRDU license from the CRTC in 1999. At present, Satellite Services and Bell ExpressVu are the only licensed SRDU operators in Canada. Satellite Services also faces competition from the expansion of fiber distribution systems into territories previously served only by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.

INTERNET INFRASTRUCTURE
Through its Shaw Business Solutions subsidiaries, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business Solutions competitors include incumbent local exchange carriers (“ILECs”) (such as Telus Corporation and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

DIGITAL PHONE
The competitors of Shaw Digital Phone include incumbent telephone companies (such as Telus Corporation, Sask Tel, MTS, and subsidiaries or affiliates of BCE Inc.), CLECs (such as Rogers Telecom Inc., formerly Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.). As the market for VoIP services develops and as VoIP technology evolves, new competitors (such as IT providers, network vendors and system integrators) may emerge from companies that have not offered voice solutions in the past.

The ILECs currently control the vast majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets.

In April 2005, the Minister of Industry appointed a three person panel to make recommendations on the major issues and priorities for telecommunications policy and regulatory reform with a view of modernizing Canada’s telecommunications framework to the benefit of all Canadians. In March 2006, the panel issued its report. This report, which included 127 specific recommendations, called for a significant reduction in the role of the CRTC and greater reliance on market forces in the telecommunications sector.

Recent events in the local telecommunications sector are being driven by the Government’s deregulatory initiatives. Specifically, the CRTC is acting on the December 14, 2006 Governor in Council order which directed it to “rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy objectives, and when relying on regulation to use measures that are efficient and proportionate to their purpose and that interfere with the operations of competitive market forces to the minimum extent necessary to meet the policy objectives”.

Over the past year a number of decisions are emphasizing this greater reliance on market forces as the preferred mechanism for regulating the market. For example, the CRTC determined that Internet-based

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

local exchange voice services (VoIP) offered by the ILECs were local services and would be regulated as such by the CRTC. On September 1, 2006, the CRTC reaffirmed its decision following a request from the Federal Cabinet to reconsider this matter. However, on November 15, 2006 the Government announced its intent to vary the decision in order to have the CRTC treat certain Internet-based VoIP services as distinct from other local services and have these ILEC VoIP services regulated in the same manner as comparable CLEC VoIP services. On November 16, 2006, the CRTC issued a circular giving immediate effect to this direction. Also in 2006, the CRTC rendered its decision on the forbearance criteria the ILECs must meet in order to have their local exchange service deregulated. The forbearance framework approved by the CRTC required a 25% market share loss threshold by the ILECs as well as several requirements and performance thresholds relating to their provision of wholesale services. The forbearance decision was appealed by the ILECs to the Federal Cabinet and in April, 2007 the CRTC’s decision was varied by substituting a facilities-based market test for the market share test. The facilities based test allows an ILEC to apply for deregulation by showing that they compete with both a wireline facilities based provider, whose service is available to 75% of the subscribers in the local exchange, and a wireless facilities provider in the exchange. This has resulted in a number of forbearance orders being granted to Telus, MTS, and Sask Tel that cover a large portion of Shaw’s operating territory.

As the Corporation continues to expand the digital phone service into new areas, it expects the ILECs will be granted forbearance in those areas as well. These developments may negatively affect the business and prospects of Shaw Digital Phone.

IMPACT OF REGULATION
Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act, Telecommunication Act and Radiocommunications Act). These regulations and policies are generally administered by the CRTC under the supervision of the Federal Departments of Industry and Canadian Heritage. Accordingly, the Corporation’s results of operations are affected by changes in regulations and decisions by regulators. Changes in the regulation of Shaw’s business activities, including decisions by regulators affecting the Corporation’s operations (such as the granting or renewal of licenses; decisions concerning the regulation of ILECs in the provision of local services; the granting of additional distribution, broadcasting or programming licenses to competitors in the Corporation’s markets; or the introduction of new copyright liabilities) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Corporation’s results of operations. The Corporation’s CRTC licenses must be renewed from time to time and cannot be transferred without regulatory approval.

ii) Interest rate, foreign exchange, market value and capital market risks
Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA– to A-1.

As at August 31, 2007 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 9 to the Consolidated Financial Statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

2.	Various Canadian and US denominated senior notes and debentures with varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

3.	Canadian Originated Preferred Securities (“COPrS”) issued in Canadian dollars with an original term of 30 years as more fully described in Note 9 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the senior notes, debentures and COPrS are fixed-rate obligations. Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Shaw also uses interest rate swap transactions to fix the interest rates on a portion of its bank debt. Until March 9, 2007, Shaw had “swapped out” $59.0 million of its Canadian floating-rate bank indebtedness by means of a Canadian interest rate swap transaction entered into with a major Canadian chartered bank. The swap fixed interest on a notional amount of bank debt of $59.0 million at an effective rate of 8.89%. The interest rate swap was fully terminated on March 9, 2007.

As at August 31, 2007, 100% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Foreign exchange: As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since Shaw’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. In view of this, the Company’s policy with respect to US debt is that at least 70% of the amounts maturing within the next ten years be hedged to protect against exchange fluctuations, and at August 31, 2007, 100% of such maturities were hedged. The Company utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated bank and debenture indebtedness.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. In respect of 2007, the Company entered into forward contracts providing for monthly or quarterly US dollar purchases under which the Company purchased approximately US $139.0 million at an average exchange rate of 1.1397 Cdn. With respect to 2008, the Company has entered into forward contracts to purchase approximately US $99.4 million over a period of 12 months commencing in September 2007 at an average exchange rate of 1.1401 Cdn.

Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

iii) Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the corporation.

iv) Uninsured risks of loss
The Company presently relies on two satellites (Anik F2 and Anik F1R) owned by Telesat Canada (“Telesat”) to conduct its DTH and Satellite Services business. The Company owns certain transponders on the Anik F2 and has long-term capacity service agreements in place in respect of transponders on both Anik F1R and Anik F2. Telesat has procured insurance policies on each satellite which are in effect until mid-calendar year 2008, both subject to renewal. Shaw funds a portion of this insurance cost such that in the event Telesat recovers insurance proceeds in connection with an insured loss, Shaw will be entitled to receive certain compensation payments. The Company anticipates that the insurance policies in respect of both satellites will be renewed and that Shaw will continue to contribute to the cost of these policies.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites used in its DTH and Satellite Services business as it believes the premium costs are uneconomic relative to the risk of insurance failure. Transponder capacity is available to the Company on an unprotected, non-preemptible service level basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R and Anik F2 transponders that are secured through service capacity agreements. The Company has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.

Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.

v) Reliance on suppliers
Shaw’s distribution and call center network is connected or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

vi) Holding company structure
Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

vii) Control of Shaw by the Shaw family
As at November 22, 2007, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) own approximately 78.8% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

viii) Information systems and internal business processes
Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. The Company is subject to risk as a result of potential failures of, or deficiencies in, these systems or processes. Although the Company has taken steps to reduce this risk, there can be no assurance that losses may not occur.

ix) Dividend payments
The Company currently pays monthly dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company anticipates it will pay approximately $304 million in dividends during 2008. While the Company expects to generate sufficient free cash flow in 2008 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue dividend payments at the current level.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

II. SUMMARY OF QUARTERLY RESULTS

		Service		Basic
		operating income		earnings	Funds flow
	Service	before		per	from
Quarter	revenue	amortization(1)	Net income	share(2)	operations(3)

(In $000’s Cdn except per share amounts)
2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412
First	671,006	299,787	81,138	0.19	243,936

Total	2,774,445	1,239,625	388,479	0.90	1,028,363

2006
Fourth	631,888	275,127	210,369	0.49	220,617
Third	626,654	279,544	126,410	0.29	221,099
Second	611,197	267,924	45,790	0.11	208,273
First	589,545	255,322	75,681	0.17	197,208

Total	2,459,284	1,077,917	458,250	1.05	847,197

(1)	See key performance drivers on page 9.

(2)	Diluted earnings per share equals basic earnings per share except for total fiscal 2007 and in the fourth quarter of 2006 where diluted earnings per share is $0.89 and $0.48, respectively.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Generally, service revenue has grown quarter-over-quarter as a result of customer growth and rate increases. Service operating income before amortization has also generally grown with a decline noted in the fourth quarter of 2006 due to growth in expenditures exceeding the growth in revenues. The increased expenses during this period were mainly due to costs related to employee growth, maintenance and related service costs for software and equipment as well as increased marketing costs.

Net income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization and during the first, third and fourth quarters of 2006, as well as the fourth quarter of 2007, the Company recorded future tax recoveries primarily related to a reduction in corporate income tax rates which contributed $31.4 million, $23.4 million, $150.0 million and $35.5 million, respectively, to net income in each of these quarters. Also, during the third quarter of fiscal 2006 the Company reported a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis. Net income declined by $29.9 million in the second quarter of 2006 and by $129.2 million in the first quarter of 2007 due to the tax recoveries recorded in each of the immediately preceding quarters. There was also a modest decline in net income in the second quarter of 2007.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

The following factors further assist in explaining the trend of quarterly service revenue and service operating income before amortization:

Growth in subscriber statistics as follows:

	2007				2006
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth

Basic cable customers	12,664	6,625	3,289	(2,057)	29,429	6,838	2,248	2,766
Digital customers	25,331	28,641	20,875	15,709	28,296	18,594	14,733	9,630
Internet customers	35,877	40,694	27,873	29,857	54,724	36,296	21,654	25,907
Digital Phone Lines	38,197	41,721	51,128	41,604	34,088	28,018	50,294	43,744
DTH	2,426	928	5,337	1,686	10,199	6,843	4,283	3,221

Significant acquisitions and divestitures:

•	The acquisitions of several cable systems in British Columbia and Ontario, serving a total of approximately 22,000 customers, were completed in the fourth quarter of fiscal 2006 and during 2007. In 2007, these systems generated service operating income before amortization of approximately $7.5 million over the amounts reported in 2006.

New Product Launch:

•	The initial product launch of Shaw Digital Phone service was in Calgary on February 14, 2005 and through the remainder of 2005 the Company did additional launches in Edmonton and Winnipeg. Shaw has continued to expand its Digital Phone service area to all major markets and at the end of fiscal 2007 the service was available to over 80% of homes passed.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

III. RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2007 CONSOLIDATED RESULTS

				Change
				2007	2006
	2007	2006	2005	%	%

(In $000’s Cdn except per share amounts)
Operations:
Service revenue	2,774,445	2,459,284	2,209,810	12.8	11.3
Service operating income before amortization(1)	1,239,625	1,077,917	981,993	15.0	9.8
Service operating margin(1)	44.7%	43.8%	44.4%
Funds flow from operations(2)	1,028,363	847,197	728,524	21.4	16.3
Net income	388,479	458,250	153,221	(15.2)	199.1
Free cash flow(1)	356,192	265,445	277,319	34.2	(4.3)
Balance sheet:
Total assets	8,163,739	7,661,543	7,430,185
Long-term financial liabilities (including current portion of long-term debt)	3,125,398	3,034,109	3,240,348
Per share data:
Income per share – basic	$0.90	$1.05	$0.34
Income per share – diluted	$0.89	$1.05	$0.34
Weighted average number of participating shares outstanding during period (000’s)	432,493	435,332	456,420
Cash dividends paid per share
Class A	0.462	0.235	0.153
Class B	0.465	0.238	0.155

(1)	See key performance drivers on page 9.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Highlights

•	Net income was $388.5 million for the year compared to income of $458.3 million in 2006 and $153.2 million in 2005.
•	Earnings per share were $0.90 compared to $1.05 in 2006 and $0.34 in 2005.
•	Service revenue for the year improved to $2.77 billion from $2.46 billion last year and $2.21 billion in 2005.
•	Service operating income before amortization of $1.24 billion was up over last year’s amount of $1.08 billion in 2006 and $982.0 million in 2005.
•	Consolidated free cash flow increased to $356.2 million from $265.4 million in 2006 and $277.3 million in 2005.
•	Shareholders approved a two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares which became effective on July 30, 2007.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

•	During 2007, the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $0.6575 and $0.66, respectively. Dividends paid in 2007 increased 95% over 2006. Most recently, the Company increased the equivalent annual dividend rate on its Class A Participating Shares and Class B Non-Voting Participating Shares by 9% to $0.7175 and $0.72, respectively. This new rate is effective commencing with the monthly dividend paid on December 28, 2007.
•	In March 2007, the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017.
•	The footprint of Digital Phone continued to expand with the service now being available to over 80% of homes passed. During 2007 the Company added 172,650 Digital Phone lines and at August 31, 2007, the number of Digital Phone lines, including pending installations, was 385,357.
•	The Shaw customer base continued to grow with increases of 20,521 for basic cable (2006 – 41,281); 90,556 for digital (2006 – 71,253); 134,301 for Internet (2006 – 138,581); and 10,377 (2006 – 24,546) for DTH.
•	The Company repurchased for cancellation 4,408,400 Class B Non-Voting Shares for $104.8 million ($23.76 per share) during 2007.

Revenue and operating expenses

2007 vs. 2006
Consolidated service revenue of $2.77 billion for the year increased 12.8% over 2006. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization was up 15.0% over the comparable period to $1.24 billion. The increases were driven by overall revenue growth, partially offset by increased costs related to the growth.

Throughout 2007, Shaw continued to see strong demand for its Digital Phone products and in just over two years from the initial launch, penetration of Digital Phone stands at over 20% of basic customers who have the service available to them. The strength of Digital Phone, the growth of other products and continued value enhancements to support pricing power have contributed to the increase in Shaw’s consolidated service revenues and service operating income before amortization of over 25% over the past two years.

2006 vs. 2005
Consolidated service revenue of $2.5 billion for 2006 improved 11.3% over 2005. The increase was primarily due to customer growth and rate increases. Consolidated service operating income before amortization increased 9.8% over 2005 to $1.08 billion. The improvement over the comparative period was primarily due to overall revenue growth and reduced costs in the satellite division. These improvements were partially offset by increased costs in the cable division, including expenditures incurred to support continued growth, deliver high quality customer service, and to launch Digital Phone in new markets.

At the end of 2006, Shaw Digital Phone service was available to approximately 2,000,000 homes, which represents 60% of homes passed. During 2006, Shaw expanded its Digital Phone footprint to include Victoria, Vancouver, Fort McMurray and other smaller areas, including the surrounding areas of Calgary and Edmonton.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Amortization

				Change
				2007	2006
	2007	2006	2005	%	%

(In $000’s Cdn)
Amortization revenue (expense) –
Deferred IRU revenue	12,547	12,546	12,999	–	(3.5)
Deferred equipment revenue	104,997	80,256	71,677	30.8	12.0
Deferred equipment costs	(203,597)	(200,218)	(210,477)	1.7	(4.9)
Deferred charges	(5,153)	(5,328)	(6,595)	(3.3)	(19.2)
Property, plant and equipment	(381,909)	(385,607)	(408,866)	(1.0)	(5.7)

The increase in amortization of deferred equipment revenue of 30.8% and 12.0% in 2007 and 2006, respectively, is primarily due to the continued growth in sales of higher priced HD digital equipment as well as the impact of the price increases implemented by Shaw on this equipment in the latter part of 2006. The lower volume of DTH equipment sales, combined with the strengthening of the Canadian dollar relative to the US dollar and decreases in the cost of customer equipment, caused the majority of the 4.9% decrease in amortization of deferred equipment costs in 2006.

Amortization of property, plant and equipment decreased in both 2007 and 2006 as the impact of assets becoming fully depreciated exceeded the amortization on new capital purchases.

Interest

				Change
				2007	2006
	2007	2006	2005	%	%

(In $000’s Cdn)
Interest	245,043	254,303	262,949	(3.6)	(3.3)

In 2007, interest expense decreased due to lower average debt levels and interest earned on short-term investments, as a portion of the proceeds from the $400 million senior unsecured notes on March 2, 2007 was invested in short-term deposits pending the repayment of debt that matured in October 2007. Interest charges decreased in 2006 as a result of lower average cost of borrowing mainly resulting from changes in the various components of long-term debt.

Gain on sale of investments

				Increase (decrease) in income
	2007	2006	2005	2007	2006

(In $000’s Cdn)
Gain on sale of investments	415	50,315	32,163	(49,900)	18,152

The gain on sale of investments primarily resulted from the sale of the investment in Canadian Hydro Developers, Inc. (“Canadian Hydro”) in 2006 and the settlement of the forward sale contract in respect of an investment in 2005.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Other income and expenses

				Increase (decrease)
				in income
	2007	2006	2005	2007	2006

(In $000’s Cdn)
Debt retirement costs	–	(12,248)	(6,311)	12,248	(5,937)
Foreign exchange gain on unhedged long-term debt	–	5,369	40,518	(5,369)	(35,149)
Fair value loss on forward currency forward contracts	–	(360)	(19,342)	360	18,982
Other gains	9,105	6,205	9,079	2,900	(2,874)

The debt retirement costs in 2006 and 2005 arise on the write-off of the remaining deferred financing charges associated with the redemption of the US $172.5 million COPrS and $150.0 million COPrS, respectively.

Shaw recorded foreign exchange gains on the translation of its foreign denominated unhedged long-term debt which included US dollar denominated bank loans, COPrS and a Zero Coupon Loan. Due to the strengthening of the Canadian dollar relative to the US dollar and repayment of the US denominated debt during 2006 and 2005, the Company recorded foreign exchange gains of $5.4 million and $40.5 million, respectively. As of June 2006, the Company no longer had any foreign denominated unhedged long-term debt and therefore does not anticipate recording any further exchange gains and losses.

The Company had a forward purchase contract which provided US funds required for the quarterly interest payments on the US denominated COPrS. This forward purchase contract was not designated as a hedge. Accordingly, the carrying value of this financial instrument was adjusted to reflect the current market value, which resulted in losses of $0.4 million and $23.6 million in 2006 and 2005, respectively. In addition, the forward purchase contract entered into by the Company to purchase the US funds required to redeem the Series A COPrS in February 2005 was not eligible for hedge accounting. As a result, the forward purchase contract was fair valued and resulted in a gain of $4.3 million on settlement.

The year-over-year change in other gains was mainly in respect of amounts reported on the disposal of property, plant and equipment, including the sale of residential units of Shaw Tower by the Partnership of $1.7 million in 2006 and $6.2 million in 2005.

Income tax expense
The income tax expense was calculated using current statutory income tax rates of 33.75% for each of the years 2007 and 2006 and 35.5% for 2005 and was adjusted for the reconciling items identified in Note 14 to the Consolidated Financial Statements. Future income tax recoveries of $25.5 million and $175.8 million related to reductions in corporate income tax rates were recorded in 2007 and 2006, respectively.

The significant growth in net income before taxes over the past several years has reduced the Company’s tax loss carryforwards. Shaw anticipates these will be fully utilized during 2009 and the Company will commence being cash taxable at that time.

Investment in Burrard Landing Lot 2 Holdings Partnership
As described in Note 1 to the Consolidated Financial Statements, Shaw proportionately consolidates the assets, liabilities, revenues and expenses of its interest in the Partnership. During construction, all costs, including interest were capitalized to the cost of the building. The commercial construction of the building was completed in the fall of 2004, at which time Shaw began to record revenue and expenses in respect of

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

the commercial activities which have a nominal impact on net income. Residential construction was completed in the second quarter of 2006. Shaw has recorded gains on the sale of residential units of $1.7 million and $6.2 million in 2006 and 2005, respectively.

Net income per share

				Change
				2007	2006
	2007	2006	2005	%	%

(In $000’s Cdn except per share amounts)
Net income	388,479	458,250	153,221	(15.2)	199.1
Divided by weighted average number of participating shares outstanding during period (000’s)	432,493	435,332	456,420	(0.7)	(4.6)
Income per share – basic	$0.90	$1.05	$0.34	(14.3)	208.8
Income per share – diluted	$0.89	$1.05	$0.34	(15.2)	208.8

The percentage improvements in earnings per share in 2006 is higher than the respective percentage improvement in earnings because of the decrease in the weighted average number of outstanding shares due to ongoing share repurchases.

Net income
Net income was $388.5 million in 2007 compared to $458.3 million in 2006 and $153.2 million in 2005. The year-over-year changes are summarized in the table below. In 2007, the change in other net costs and revenue is due to the gain on sale of Canadian Hydro, partially offset by debt retirement costs on the redemption of two series of COPrS in 2006. The fluctuation in other net costs and revenue from 2005 to 2006 is mainly due to lower foreign exchange gains in 2006 on unhedged long-term debt as well as increased debt retirement costs related to the redemption of two series of COPrS in 2006 versus one series in 2005, all of which were partially offset by a higher gain on sale of investments due to the aforementioned sale of Canadian Hydro and a decreased fair value loss on forward currency forward contracts. The year-over-year change in income taxes is mainly due to the higher future tax recoveries reflected in 2006 primarily related to reductions in corporate income tax rates.

	2007	2006

(In $millions Cdn)
Increased service operating income before amortization	161.7	95.9
Decreased amortization of deferred net equipment costs and revenue and IRU revenue	21.3	18.4
Decreased amortization of deferred charges and property, plant and equipment	3.8	24.5
Decreased interest expense	9.3	8.6
Change in other net costs and revenue(1)	(39.4)	(6.4)
Decreased (increased) income taxes	(226.5)	164.0

	(69.8)	305.0

(1)	Other net costs and revenue include gain on sale of investments, debt retirement costs, foreign exchange gain on unhedged long-term debt, fair value loss on foreign currency forward contracts, equity income (loss) on investees and other gains as detailed in the Consolidated Statements of Income and Deficit.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

				Change
				2007	2006
	2007	2006	2005	%	%

($000’s Cdn)
Service revenue (third party)	2,082,652	1,808,583	1,598,369	15.2	13.2

Service operating income before amortization(1)	995,694	857,466	797,583	16.1	7.5
Less:
Interest	205,062	210,758	220,388	(2.7)	(4.4)
Cash taxes on net income	—	1,761	5,410	(100.0)	(67.4)

Cash flow before the following:	790,632	644,947	571,785	22.6	12.8
Capital expenditures and equipment subsidies	553,031	451,549	343,168	22.5	31.6

Free cash flow(1)	237,601	193,398	228,617	22.9	(15.4)

Operating margin(1)	47.8%	47.4%	49.9%	0.4	(2.5)

(1)	See key performance drivers on page 9.

2007 vs. 2006

OPERATING HIGHLIGHTS

•	Digital Phone lines grew by 172,650 to 385,357. Service expansion continued in the year with the service now being available to over 80% of homes passed.
•	Internet penetration of basic exceeds 65% and as at August 31, 2007 Shaw had 1,451,756 customers, adding 134,301 in the year. Digital customers increased by 90,556 to 763,140 and Basic cable subscribers were up by 20,521 to 2,226,841.
•	During 2007, the Company completed acquisitions of several cable systems that complement existing operations, adding approximately 20,000 cable subscribers.
•	Free cash flow for 2007 of $237.6 million compares to $193.4 million last year.
•	The Company implemented rate increases on most stand-alone services, packages, and on specialty services in September 2006 and July 2007. The increases generated additional monthly revenue of approximately $5.0 million and $6.5 million, respectively, once fully implemented.

Cable service revenue improved 15.2% over 2006 to $2.08 billion. Customer growth, rate increases and the impact of acquisitions completed since June, 2006 accounted for the increase. Service operating income before amortization increased 16.1% over the prior year to $995.7 million. The increase was mainly driven by improved revenue partially offset by costs related to the revenue growth.

In fiscal 2007, the Company completed acquisitions of several cable systems in British Columbia and Ontario that complement existing cable systems, adding approximately 20,000 cable subscribers. The systems acquired provide synergies with existing operations and represent growing markets.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

During 2007, Shaw announced several additions to its channel line-up, continuing to enhance its available programming, and also added a number of new HD services including HD Net, WGN HD, Showcase HD, National Geographic HD and a second HD Movie Central channel. Shaw currently has over 200,000 HD capable cable customers.

Digital Phone service expansion continued in the year with launches in various markets including Saskatoon, Kelowna, Nanaimo, Red Deer, Medicine Hat, Lethbridge and Abbotsford, as well as certain of their surrounding areas. The Company introduced a new product to the range of service offerings, Shaw Digital Phone Lite. This service includes a local phone line, popular calling features, and long distance anytime calling at competitive per minute rates. This new service offering is tailored for light long distance users and gives customers the opportunity to customize their home phone service to meet their needs.

Over the past year Shaw invested in new systems that allow the Company to operate independently as a CLEC using its own back office infrastructure. Shaw launched these systems late in 2007 and anticipates gaining cost efficiencies once these are fully rolled out, as well as the ability to provide an improved customer experience due to increased control over the customer order and fulfillment process. The Company also successfully implemented a Class 4 toll switch which allows for the routing of telephone traffic to the lowest cost long distance provider. As least cost routing is deployed across Shaw’s network it is anticipated that long distance wholesale costs will continue to decline.

Shaw has recently launched a commercial voice service for small to medium sized businesses in Calgary Edmonton and Vancouver, and plans to continue roll-outs in its other major centres in 2008.

2006 vs. 2005

OPERATING HIGHLIGHTS

•	The Company added 43,744 Digital Phone lines and at August 31, 2006, the number of Digital Phone lines, including pending installations, was 212,707. The expansion of Shaw’s Digital Phone footprint continued with the service rolled out during 2006 in Victoria, Vancouver, Fort McMurray and other smaller areas including the surrounding areas of Calgary and Edmonton.
•	Internet penetration of basic at August 31, 2006 was almost 60%, up from 54.5% at August 31, 2005. Shaw had in excess of 1.3 million Internet customers having added 138,581 in 2006. Digital subscribers were up 71,253 and Basic cable posted a 41,281 increase.
•	Commencing in October 2005, Shaw introduced rate increases on most stand-alone services, packages, and on specialty services. The increases generated additional revenue of approximately $3.8 million per month once fully implemented in November 2005.
•	Shaw announced the acquisition of several cable systems that complement existing operations including Pemberton Cable, Saltspring Cablevision, Whistler Cable and Grand Forks, all operating in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario. These cable systems provide synergies with existing operations and represent growing markets.

Cable service revenue improved 13.2% over 2005. The increase was primarily driven by customer growth and rate increases. Service operating income before amortization increased 7.5% over the comparable year. The investment in people and services to support ongoing service and product enhancements, as well as increased marketing and maintenance related to service costs for software and equipment contributed to this reduced pace of growth.

At August 31, 2006 the Shaw Digital Phone service was available to approximately 2.0 million, representing 60% of homes passed. During 2006 Shaw expanded its Digital Phone footprint to Victoria, Vancouver, Fort McMurray, and other smaller areas including the surrounding areas of Calgary and Edmonton. In 2006 the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Company enhanced the digital phone service to offer its customers a competitive international long distance calling plan. In addition to unlimited anytime long distance calling within Canada and the U.S., Shaw Digital Phone now includes 1,000 international long distance minutes per month. Shaw Digital Phone customers can direct dial a variety of countries in Europe, the U.K. and Asia Pacific for no additional cost. Shaw is completing over 3.6 million telephone calls per day on its private managed broadband network (not the public internet) allowing Shaw to ensure customers receive a superior level of quality and reliability.

A number of customer service initiatives and enhancements were completed during 2006. Analog cable service was enhanced with the new channel launches of Turner Classic Movies, American Movie Classics (AMC) as well as the addition of Encore Avenue. This is part of the Company’s strategy to bring popular programming services to analog cable customers who represent almost 70% of Shaw’s basic subscribers. High-speed Internet was enhanced with the introduction of Shaw Photo Share and the Company increased the speed of its premier Internet service, High-Speed Xtreme-I, by over 40%. The High-Speed Xtreme-I service allows customers to download Internet files at an enhanced speed of up to 10Mb per second. Shaw has also added value and variety for digital customers by adding the NFL Network at no additional cost and carrying NHL hockey on Shaw Pay Per View (“PPV”). VOD offerings were expanded during 2006 with the addition of content from Warner Bros. International and Eurocinema. Vancouver Island was added to the VOD footprint and during 2006 over 2.4 million VOD sessions were ordered by customers. Shaw also announced the expansion of its HD offering adding TSN HD, CBC HD, Discovery HD, A&E HD and CTV HD. At the end of 2006 over 90,000 cable customers were HD capable, having purchased an HD receiver from Shaw. With the continued growth of the business, the Company increased support to ensure delivery on its commitment to provide exceptional customer service through the establishment of a new call centre located in Winnipeg. This new call centre serves as an overflow facility to handle customer calls and inquiries from across Western Canada.

CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES – CABLE

				Change
				2007	2006
	2007	2006	2005	%	%

(In $000’s Cdn)
Capital expenditures and equipment subsidies:
New housing development(1)	90,016	79,230	79,656	13.6	(0.5)
Success-based(2)	82,238	87,365	60,320	(5.9)	44.8
Upgrades and enhancement(3)	254,786	192,875	140,776	32.1	37.0
Replacement(4)	44,489	38,807	30,181	14.6	28.6
Buildings and other	81,502	53,272	32,235	53.0	65.3

	553,031	451,549	343,168	22.5	31.6

Capital expenditure categories listed above include:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.

(2)	Capital and equipment subsidies related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs, filters and commercial drops for Shaw Business Solutions customers.

(3)	Upgrades to the plant and build out of fiber backbone to reduce use of leased circuits and costs to decrease node size and Digital Phone capital.

(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

2007 vs. 2006
Total capital investment of $553.0 million increased $101.5 million over 2006. Investment in the Upgrade and Enhancements and Replacement categories combined increased $67.6 million. These increased investments expand plant capacity to support digital phone and internet growth, as well as VOD, digital cable and HDTV initiatives. Buildings and Other spending increased $28.2 million primarily due to investments to upgrade certain corporate assets and various facilities projects. Success-based capital decreased $5.1 million on an annual basis. Internet success-based capital was up as a result of increased promotions although this was more than offset by reduced success-based capital related to sales of DCTs as a result of price increases implemented during the latter part of fiscal 2006.

2006 vs. 2005
Capital investment increased $108.4 million over 2005 as the Company undertook various projects to support growth and improvements. During 2006, Shaw invested $86.1 million of capital on Digital Phone deployment. Total spending at the end of 2006 on Digital Phone was $148.7 million. Success-based capital was up $27.0 million over 2005 due to Digital Phone customer growth. The increase over 2005 of $60.7 million in the Upgrades and Enhancements and Replacements categories combined is primarily due to spending to maintain a leading network. During 2006, the Company invested in fibre projects, node and channel expansion projects to support digital phone and internet growth, as well as headend expenditures to support VOD and digital cable improvements. Fiscal 2006 also included higher new vehicle purchases and increased spending on office equipment to support call centre expansions. Spending in Buildings and Other increased $21.0 million over the comparable period primarily due to spending commencing on a multi-year project related to a new customer management and billing system and increased facilities projects.

SUBSCRIBER STATISTICS

				2007		2006
					Change		Change
	2007	2006(1)	2005(1)	Growth	%	Growth	%

CABLE:
Basic subscribers	2,226,841	2,206,320	2,165,039	20,521	0.9	41,281	1.9
Penetration as a % of homes passed	64.6%	65.4%	66.0%
Digital customers	763,140	672,584	601,331	90,556	13.5	71,253	11.8
Digital deployment (“DCTs”)	1,016,564	856,797	743,420	159,767	18.6	113,377	15.3

INTERNET:
Connected and scheduled installations	1,451,756	1,317,455	1,178,874	134,301	10.2	138,581	11.8
Penetration as % of basic	65.2%	59.7%	54.5%
Stand-alone Internet not included in basic cable	182,569	158,475	138,154	24,094	15.2	20,321	14.7
DIGITAL PHONE
Number of lines(2)	385,357	212,707	56,563	172,650	81.2	156,144	276.1

(1)	August 31, 2006 and 2005 are restated for comparative purposes as if the acquisition of cable systems in British Columbia and Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Digital customers increased by 90,556 in 2007 compared to an increase of 71,253 in 2006. Digital and On-Demand services continue to grow and the Digital customer base has increased from 30% of basic customers at August 31, 2006 to approximately 35% at the end of 2007. During the year, Shaw began to digitally simulcast its channel line-up in 5 major markets including Calgary, Edmonton, Vancouver, Victoria and Winnipeg which allowed the Company to launch a new low priced digital terminal. The new terminal permits access to all digital features including the on-screen programming guide, music, and

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

VOD and PPV movies and events. With this, and on-going demand for HD as well as enhancements and expansion of the available programming, the Company anticipates continued growth in this area.

The Internet customer base grew by 134,301 in 2007, compared to 138,581 last year. Internet penetration as a percentage of basic was 65.2% compared to 59.7% last year. Shaw continues to be one of the leading North American cable operators in this regard. The Company added a new Internet product early in the year, Shaw High-Speed Nitro that offers download speeds of up to 25 Mbps, and also doubled the download speed of the High-Speed Lite Internet service at no additional cost to the customer. The Company now has four levels of Internet including High Speed Nitro, High Speed Xtreme-I, High Speed Internet and High Speed Lite.

Each new product and product enhancement keeps Shaw competitive allowing the Company to retain existing customers and steadily add new ones. Shaw delivers high-quality customer service, simplicity and value to its customers through various bundled service offerings creating value for Shaw’s customers. This also allows Shaw to benefit through incremental penetration and operational efficiencies.

Churn(1)	2007	2006	2005

Digital customers	14.3%	14.7%	15.1%
Internet customers	15.2%	14.9%	15.1%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See key performance drivers on page 9.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

				Change
				2007	2006
	2007	2006	2005	%	%

($000’s Cdn)
DTH (Star Choice)	605,176	567,807	530,729	6.6	7.0
Satellite Services	86,617	82,894	80,712	4.5	2.7

Service revenue (third party)	691,793	650,701	611,441	6.3	6.4

Service operating income before amortization(1)
DTH (Star Choice)	196,404	175,401	141,687	12.0	23.8
Satellite Services	47,527	45,050	42,723	5.5	5.4

	243,931	220,451	184,410	10.7	19.5
Less:
Interest(2)	38,563	42,100	41,384	(8.4)	1.7
Cash taxes on net income	–	98	334	(100.0)	(70.7)

Cash flow before the following	205,368	178,253	142,692	15.2	24.9

Less capital expenditures and equipment subsidies:
Success-based	73,504	85,341	82,780	(13.9)	3.1
Transponders and other	13,273	20,865	11,210	(36.4)	86.1

	86,777	106,206	93,990	(18.3)	13.0

Free cash flow(1)	118,591	72,047	48,702	64.6	47.9

Operating margin	35.3%	33.9%	30.2%	1.4	3.7

(1)	See key performance drivers on page 9.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Satellite Services and Star Choice.

CUSTOMER STATISTICS

	2007	2006	2005

Star Choice Customers(1)	879,585	869,208	844,662

(1)	Including seasonal customers who temporarily suspend their service.

Churn(2)	2007	2006	2005

Star Choice customers	11.3%	11.5%	14.6%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See key performance drivers on page 9.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

SATELLITE (DTH and Satellite Services)

2007 vs. 2006

OPERATING HIGHLIGHTS

•	Free cash flow of $118.6 million for 2007 increased from $72.0 million in 2006.
•	During the year Star Choice added 10,377 customers and as at August 31, 2007 customers now total 879,585.
•	Rate increases were implemented on most of DTH’s programming packages. The rate increases, which were effective September 2006 for some package types and February 2007 for others, generated additional monthly revenue of approximately $1.5 million and $0.7 million, respectively, once fully implemented.

Service revenue was up 6.3% over the comparable period to $691.8 million. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization was up 10.7% over the prior year to $243.9 million. The increase was driven by the growth in service revenue, lower sales related expenses and reduced bad debt. Improvements were partially offset by higher costs related to increased transponder capacity.

Capital investment of $86.8 million decreased $19.4 million over the prior year. Success-based capital decreased $11.8 million over the comparable period due to favorable pricing of receivers and reduced activations. Spending in Transponders and Other of $13.3 million decreased $7.6 million over 2006. The decline was attributable to higher spending in the prior year on facilities and investments related to additional transponder capacity.

During 2007, Star Choice started several upgrade projects to expand its HD capacity. These projects were completed early in 2008 and included moving to a more advanced technology for HD signals which allows for an increase in the number of HD channels per transponder. During 2007 Star Choice increased the number of HD channels offered from 14 to 25 and since August 31, 2007 has added an additional 7 channels to currently offer 32 HD channels. Star Choice now has over 140,000 HD capable customers.

For the second consecutive year, Star Choice was recognized by SQM Group Inc., receiving their award for customer satisfaction within the Telecommunications and TV Industry. Star Choice continues to focus on providing high quality customer service and during the year added a third call centre in Mississauga to complement the existing call centres in Calgary and Montreal.

2006 vs. 2005

OPERATING HIGHLIGHTS

•	Free cash flow for the year was $72.0 million compared to $48.7 million for 2005.
•	DTH added 24,546 customers in 2006 compared to 16,759 in the previous year.
•	Star Choice received the SQM Group Inc 2005 award for the highest customer satisfaction rating, for customer contact in a call centre, within the Telecommunications and TV Industry.
•	Rate increases were implemented on most of DTH’s programming packages. The rate increases were effective September 1, 2005 for some package types and February 1, 2006 for others. Each of the September and February rate increases generated additional revenue of approximately $0.8 million per month effective in the month implemented.
•	Customer churn decreased to 11.5% compared to 14.6% in 2005.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Service revenue improved 6.4% during 2006 as a result of rate increases and customer growth. Service operating income before amortization increased 19.5% to $220.5 million. The improvement was primarily due to the growth in service revenue, cost savings including reduced marketing and distribution related expenses, lower bad debt, and the recovery of provisions related to certain contractual matters.

Capital spending of $106.2 million in 2006 increased $12.2 million over the previous year. Spending in Transponders and Other was up $9.7 million primarily due to spending on facilities projects, uplink equipment and the purchase of a license for the Satellite Services business. Success based capital expenditures of $85.3 million increased $2.6 million over 2005 primarily due to increased shipment volumes to retailers and dealers.

During 2006, Star Choice purchased two additional Ku-band transponders on the Anik F2 satellite from Telesat. This additional capacity was used to launch three new HD channels including TSN HD, CBC HD and CTV HD. Early in 2007 it also expanded the HD offering adding Discovery HD, A&E HD and SRC HD. SRC HD is the first French HD channel to join the line-up.

Throughout 2006, Star Choice continued to improve its service offerings and its overall customer service. Star Choice added a number of new video channels, including two French-language channels, PRISE 2 and Cinépop. Other popular channels added to its growing channel line-up include Turner Classic Movies, The Fight Network, Drive-In Classics and AMC. During 2006, Star Choice was recognized by SQM Group Inc. in receiving their 2005 award for the Highest Customer Satisfaction Rating within the Telecommunications and TV industry. SQM Group awards excellence in customer and employee satisfaction for the contact centre industry. Star Choice continues to raise the bar in improving the overall customer service experience which is reflected in the reduced customer churn as outlined above.

IV.	FINANCIAL POSITION

Total assets at August 31, 2007 were $8.2 billion compared to $7.7 billion at August 31, 2006. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2006.

Current assets increased by $238.2 million due to increases in cash of $165.3 million, accounts receivable of $17.4 million, inventory of $6.6 million and future income taxes of $46.0 million. Cash increased as a portion of the proceeds from the issue of $400 million senior unsecured notes on March 2, 2007 was invested in short term deposits pending the repayment of debt that matured in October 2007. Accounts receivable were up due to customer growth, rate increases and a reduction in allowance for doubtful accounts due to lower bad debt experience, while inventories were higher due to timing of purchases and continued growth. Future income taxes increased due to the anticipated use of a higher amount of non-capital loss carryforwards.

Investments and other assets decreased by $10.1 million primarily due to the sale of an interest in a publicly traded company.

Property, plant and equipment increased by $172.8 million as current year capital investment exceeded amortization.

Deferred charges increased during the year by $16.6 million primarily due to an increase in deferred equipment costs of $15.5 million.

Broadcast rights increased by $84.6 million due to completing various cable system acquisitions.

Current liabilities (excluding current portion of long-term debt) declined by $28.2 million due to decreases in bank indebtedness of $20.4 million and accounts payable of $19.7 million, both of which were partially offset by an increase in unearned revenue of $12.4 million. Accounts payable decreased mainly due to timing of certain payments while unearned revenue increased due to customer growth and rate increases.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

Total long-term debt increased by $72.2 million as a result of the issuance of $400 million senior unsecured notes, partially offset by repayment of bank borrowings and Partnership debt of $280.4 million, and a decrease of $47.4 million relating to the translation of US denominated debt. Net long-term debt, after considering the $165.3 million of cash invested in short term deposits pending the repayment of maturing debt, decreased.

Other long-term liability increased due to the current year defined benefit plan expense.

Deferred credits increased by $50.8 million principally due to higher deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $47.4 million and an increase in deferred equipment revenue of $21.3 million, both of which were partially offset by amortization of deferred IRU rental revenue of $12.5 million. Future income taxes increased by $204.0 million due to the future tax expense recorded in the year and the impact of cable system acquisitions.

Share capital increased by $76.2 million due to the net impact of issuance and repurchase of Class B Non-Voting Shares. During the year, the Company issued 179,588 Class B Non-Voting Shares for $3.0 million as partial consideration in respect of a cable system acquisition and 5,678,963 Class B Non-Voting Shares were issued for $95.4 million under the Company’s option and warrant plans. In addition, the Company repurchased 4,408,400 Class B Non-Voting Shares for cancellation for $104.8 million, of which $22.1 million reduced share capital and $82.7 million increased the deficit. Also during 2007, 20,800 Class A Shares were converted into 20,800 Class B Non-Voting Shares. As of November 22, 2007, share capital is as reported at August 31, 2007 with the exception of Class B Non-Voting Shares which were 409,606,905 due to the issuance of 836,146 shares on exercise of stock options.

V.	CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

				Change
				2007	2006
	2007	2006	2005	%	%

(In $000’s Cdn)
Funds flow from operations	1,028,363	847,197	728,524	21.4	16.3
Net increase in non-cash working capital balances related to operations	(28,350)	(324)	(86)	(>100.0)	(276.7)

	1,000,013	846,873	728,438	18.1	16.3

Funds flow from operations increased year-over-year due to growth in service operating income before amortization and decreased interest expense. The year-over-year net change in non-cash working capital balances is primarily due to timing of payment of accounts payable and accrued liabilities.

Investing activities

				Increase
	2007	2006	2005	2007	2006

(In $000’s Cdn)
Cash flow used in investing activities	(719,777)	(489,096)	(380,032)	(230,681)	(109,064)

In 2007, the primary uses of cash for investing activities were capital expenditures and equipment subsidies ($651.1 million) and cable business acquisitions ($72.4 million).

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

In 2006 and 2005, proceeds on the sale of investments (2006 – $88.1 million; 2005 – $79.9 million) partially offset the cash outlay required for capital expenditures and equipment subsidies (2006 – $531.8 million; 2005 – $452.6 million).

Financing activities

The changes in financing activities during the year were as follows:

	2007	2006	2005

(In $ millions Cdn)
Redemption of COPrS	–	(351.9)	(172.4)
Cost to terminate foreign currency forward contracts	(0.4)	(15.8)	(12.2)
Repayment of $275 million Senior notes	–	–	(275.0)
Settlement of Zero Coupon Loan	–	–	(27.9)
Bank loans and bank indebtedness – net borrowings (repayments)	(300.4)	(496.3)	505.6
Purchase of Class B Non-Voting Shares for cancellation	(104.8)	(146.6)	(287.1)
Dividends	(201.2)	(103.3)	(70.5)
Proceeds on bond forward	0.2	2.5	–
Issuance of Class B Non-Voting Shares	92.1	2.3	0.2
Proceeds on prepayments of IRU	–	0.2	1.2
Repayment of Partnership debt	(0.4)	(0.4)	(8.6)
Proceeds on $300 million senior unsecured notes	–	300.0	–
Proceeds on $450 million senior unsecured notes	–	450.0	–
Proceeds on $400 million senior unsecured notes	400.0	–	–
Repayment of long-term debt acquired on business acquisition	–	(0.2)	–

Cash flow used in financing activities	(114.9)	(359.5)	(346.7)

VI.	LIQUIDITY AND CAPITAL RESOURCES

In the current year, Shaw generated $356.2 million of consolidated free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $92.1 million, the net increase in debt of $99.6 million, proceeds on the sale of various assets of $16.0 million, and other net items of $8.1 million to fund the cash component of cable systems acquisitions of $72.4 million, purchase $104.8 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $201.2 million, invest in short term deposits of $165.3 million and fund the net change in working capital requirements of $28.3 million.

To allow for timely access to debt markets, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. in February 2007. The shelf prospectus allows for the issue of up to an aggregate $1 billion of debt securities over a 25 month period. Pursuant to this shelf prospectus, on March 2, 2007, Shaw issued $400 million of senior unsecured notes at a rate of 5.70% due March 2, 2017. Net proceeds (after issue and underwriting expenses) of $394.8 million were used for repayment of unsecured bank loans, general working capital purposes and to invest in short-term deposits pending the repayment of maturing debt. The notes were issued at a discount of $0.9 million.

At August 31, 2007, Shaw had access to $1.0 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

During 2006, the Company amended its existing credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving term facilities, due in fiscal 2007, were repaid early. During 2007, the Company further extended the term of the credit facility to May 2012. Covenants and other material terms remain largely unchanged.

In 2006, Shaw generated $265.4 million of consolidated free cash flow. Shaw used its free cash flow along with the increase in bank indebtedness of $22.1 million, proceeds on the sale of various assets of $77.5 million, cash distributions from the Partnership of $8.5 million, and net change in working capital requirements of $32.3 million to repay $118.6 million in debt, purchase $146.6 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $103.3 million, pay $21.5 million in financing costs (including debt discounts) and pay $15.8 million to terminate a foreign currency forward contract.

On May 9, 2006, Shaw issued $300 million of senior unsecured notes at a rate of 6.15% due May 9, 2016. Net proceeds (after issue and underwriting expenses) of $289.1 million were used for repayment of unsecured bank loans. The notes were issued at a discount of $5.8 million. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.

On November 16, 2005, Shaw issued $450 million of senior unsecured notes at a rate of 6.10% due November 16, 2012. Net proceeds (after issue and underwriting expenses) of $441.5 million were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans, and for working capital purposes. The notes were issued at a discount of $2.7 million.

In addition, Shaw redeemed the Cdn. $150 million 8.875% COPrS on July 17, 2006. In connection with the redemption of the two US series of COPrS, the Company paid $28.0 million to terminate the foreign currency forward contract in respect of the interest entitlements. The pre-tax termination costs of $28.0 million were recorded against the foreign currency forward contract liability. All three redemptions were financed by the Company’s revolving credit facility.

On November 15, 2007, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 35,600,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 19, 2007 to November 18, 2008.

On November 14, 2006, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase up to 30,600,000 Class B Non-Voting Shares during the period November 17, 2006 to November 16, 2007. During 2007 Shaw repurchased 4,408,400 of its Class B Non-Voting Shares for cancellation for $104.8 million, which represents approximately 1.0% of the Class B Non-Voting Shares that had been outstanding at August 31, 2006.

Debt structure

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. The borrowings of Videon are unsecured, but are guaranteed by the subsidiaries of Videon. There are no further restrictions that prevent the remaining subsidiaries of the Company from transferring funds to Shaw.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2007, Shaw is in compliance with these covenants and based on current business

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Off-balance sheet arrangement and guarantees
Guarantees
Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 16 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Financial instruments
The Company uses various financial instruments to reduce or eliminate exposure to interest rate and currency risks. The majority of the fair values of these instruments are not reflected on the balance sheet and are disclosed in Note 19 to the Consolidated Financial Statements. Further information concerning policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

Contractual obligations
The Company also has various operating leases and purchase commitments for equipment and other network infrastructure. The amounts of estimated future payments under such arrangements are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
		Within			More than
	Total	1 year	2-3 years	4-5 years	5 years

(In $000’s Cdn)
Long-term debt	3,068,554	297,238	595,779	555,693	1,619,844
Operating lease obligations (maintenance and lease of satellite transponders, lease of transmission facilities and lease of premises)	942,293	109,565	200,839	191,432	440,457
Purchase obligations	8,384	4,384	4,000	–	–
Other long-term obligations	50,940	1,448	5,973	7,762	35,757

	4,070,171	412,635	806,591	754,887	2,096,058

VII.	ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 29, 2007, can be found on SEDAR at www.sedar.com.

VIII.	COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2007

(under Investor Relations/Corporate Governance/Other Corporate Governance Information/Compliance with NYSE Corporate Governance Listing Standards).

IX.	CERTIFICATION

The Company’s Chief Executive Officer and Senior Vice President & Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2007, the Company’s management, together with its Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
August 31, 2007

November 22, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2007.

[Signed]	[Signed]

Jim Shaw Chief Executive Officer	Steve Wilson Senior Vice President and Chief Financial Officer

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS
Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Shaw Communications Inc.

We have audited the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2007, and 2006 and the Consolidated Statements of Income and Deficit and Cash Flows for each of the years in the three-year period ended August 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2007 in accordance with Canadian Generally Accepted Accounting Principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 24, 2007, expressed an unqualified opinion thereon.

Calgary, Canada October 24, 2007
Chartered Accountants

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Shaw Communications Inc.

We have audited Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2007 and 2006 and the consolidated statements of income and deficit and cash flows for each of the years in the three-year period ended August 31, 2007, and our report dated October 24, 2007, expressed an unqualified opinion thereon.

Calgary, Canada October 24, 2007
Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

As at August 31

	2007	2006
[thousands of Canadian dollars]	$	$

ASSETS [note 9]
Current
Cash and cash equivalents	165,310	–
Accounts receivable [note 3]	155,499	138,142
Inventories [note 4]	60,601	53,994
Prepaids and other	23,834	20,870
Future income taxes [note 14]	185,000	139,000

	590,244	352,006
Investments and other assets [note 5]	7,881	17,978
Property, plant and equipment [note 6]	2,422,900	2,250,056
Deferred charges [note 7]	278,525	261,908
Intangibles [note 8]
Broadcast rights	4,776,078	4,691,484
Goodwill	88,111	88,111

	8,163,739	7,661,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	–	20,362
Accounts payable and accrued liabilities [notes 13 and 17]	441,444	461,119
Income taxes payable	4,304	4,918
Unearned revenue	118,915	106,497
Current portion of long-term debt [note 9]	297,238	449

	861,901	593,345
Long-term debt [note 9]	2,771,316	2,995,936
Other long-term liability [note 17]	56,844	37,724
Deferred credits [note 10]	1,151,724	1,100,895
Future income taxes [note 14]	1,327,914	1,123,938

	6,169,699	5,851,838

Commitments and contingencies [notes 9, 16 and 17]
Shareholders’ equity
Share capital [note 11]
Class A Shares	2,473	2,475
Class B Non-Voting Shares	2,050,687	1,974,491
Contributed surplus [note 11]	8,700	5,110
Deficit	(68,132)	(172,701)
Cumulative translation adjustment [note 12]	312	330

	1,994,040	1,809,705

	8,163,739	7,661,543

See accompanying notes

On behalf of the Board:

[Signed]	[Signed]
JR Shaw	Don Mazankowski
Director	Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME
AND DEFICIT

Years ended August 31

[thousands of Canadian dollars	2007	2006	2005
except per share amounts]	$	$	$

Service revenue [note 15]	2,774,445	2,459,284	2,209,810
Operating, general and administrative expenses	1,534,820	1,381,367	1,227,817

Service operating income before amortization [note 15]	1,239,625	1,077,917	981,993
Amortization –
Deferred IRU revenue [note 10]	12,547	12,546	12,999
Deferred equipment revenue [note 10]	104,997	80,256	71,677
Deferred equipment costs [note 7]	(203,597)	(200,218)	(210,477)
Deferred charges [note 7]	(5,153)	(5,328)	(6,595)
Property, plant and equipment [note 6]	(381,909)	(385,607)	(408,866)

Operating income	766,510	579,566	440,731
Interest [notes 7, 9 and 10]	(245,043)	(254,303)	(262,949)

	521,467	325,263	177,782
Gain on sale of investments [note 5]	415	50,315	32,163
Debt retirement costs [notes 7 and 9]	–	(12,248)	(6,311)
Foreign exchange gain on unhedged long-term debt	–	5,369	40,518
Fair value loss on foreign currency forward contracts	–	(360)	(19,342)
Other gains [note 1]	9,105	6,205	9,079

Income before income taxes	530,987	374,544	233,889
Income tax expense (recovery) [note 14]	142,871	(83,662)	80,382

Income before the following	388,116	458,206	153,507
Equity income (loss) on investees [note 5]	363	44	(286)

Net income	388,479	458,250	153,221
Deficit, beginning of year	(172,701)	(428,855)	(332,791)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 11]	(82,702)	(97,056)	(175,575)
Amortization of opening fair value loss on a foreign currency forward contract [note 7]	–	(1,705)	(3,195)
Dividends – Class A Shares and Class B Non-Voting Shares	(201,208)	(103,335)	(70,515)

Deficit, end of year	(68,132)	(172,701)	(428,855)

Earnings per share [note 11]
Basic	$0.90	$1.05	$0.34
Diluted	$0.89	$1.05	$0.34

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31

	2007	2006	2005
[thousands of Canadian dollars]	$	$	$

OPERATING ACTIVITIES [note 20]
Funds flow from operations	1,028,363	847,197	728,524
Net increase in non-cash working capital balances related to operations	(28,350)	(324)	(86)

	1,000,013	846,873	728,438

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 15]	(554,565)	(423,855)	(336,888)
Additions to equipment costs (net) [note 15]	(96,516)	(107,929)	(115,668)
Net increase to inventories	(6,607)	(8,770)	(1,648)
Cable business acquisitions [note 2]	(72,361)	(5,829)	–
Proceeds on sale of investments and other assets	15,970	88,143	79,899
Costs to terminate IRU	–	–	(283)
Acquisition of investments	–	(9,392)	(5,265)
Additions to deferred charges [note 7]	(5,698)	(21,464)	(179)

	(719,777)	(489,096)	(380,032)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(20,362)	20,362	(4,317)
Proceeds on prepayment of IRU	–	228	1,216
Increase in long-term debt	460,000	1,295,000	755,566
Long-term debt repayments	(340,449)	(1,414,067)	(729,592)
Cost to terminate foreign currency forward contract [note 9]	(370)	(15,774)	(12,200)
Proceeds on bond forward	190	2,486	–
Issue of Class B Non-Voting Shares, net of after-tax expenses	92,058	2,274	228
Purchase of Class B Non-Voting Shares for cancellation [note 11]	(104,763)	(146,640)	(287,063)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(201,208)	(103,335)	(70,515)

	(114,904)	(359,466)	(346,677)

Effect of currency translation on cash balances and cash flows	(22)	(24)	(16)

Increase (decrease) in cash and cash equivalents	165,310	(1,713)	1,713
Cash and cash equivalents, beginning of year	–	1,713	–

Cash and cash equivalents, end of year	165,310	–	1,713

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

1.	SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Star Choice) and satellite distribution services (“Satellite Services”).

The consolidated financial statements are prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the consolidated financial statements of the Company are described in note 21.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During 2005, the Company’s interest declined from 38.33% to 33.33% upon receipt of repayment of its equity contributions and a return on capital distribution.

The Company’s interest in the Partnership and in its results of operations and cash flows are as follows:

	2007	2006
	$	$

Working capital	720	1,103
Deferred charges	139	158
Property, plant and equipment	18,808	19,495

	19,667	20,756
Debt	22,561	23,010

Proportionate share of net liabilities	(2,894)	(2,254)

	2007	2006	2005
	$	$	$

Operating, general and administrative expenses	1,829	1,829	1,464
Amortization	(707)	(714)	(579)
Interest	(1,418)	(1,445)	(1,177)
Other gains	735	2,588	7,470

Proportionate share of income before income taxes	439	2,258	7,178

Cash flow provided by operating activities	1,284	74	1,310
Cash flow provided by investing activities	–	8,848	18,023
Cash flow used in financing activities	(449)	(422)	(8,637)

Proportionate share of increase in cash	835	8,500	10,696

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments include The Biography Channel (Canada) Corp. (“The Biography Channel”) and 3773213 Canada Inc. (“G4TechTV Canada”) until June 2006, at which time these specialty channels were sold, and MSNBC Canada Holdings Corp. (“MSNBC”) in prior years until its windup in 2005. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and dividends received.

Revenue and expenses

(i)	Service revenue

Service revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers.

Subscriber connection fees received from customers are deferred and recognized as service revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and reconnection costs related to subscriber acquisitions, in an amount not exceeding initial subscriber connection fee revenue, are deferred and recognized as an operating expense on a straight-line basis over the same two years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as service revenue on a straight-line basis over the related service contract, which span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of modems, DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized on a straight-line basis over the same period. The DCT, DTH and modem equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment cost amortization, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the Consolidated Statements of Income and Deficit as deferred IRU revenue amortization.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are purchased three months or less from maturity, and are presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s operating facility (see note 9) are greater than the amount of cash and cash equivalents, the net amount is presented as bank indebtedness.

Inventories

Inventories include subscriber equipment such as DCTs, internet modems and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidies.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	6-15 years
Digital cable terminals and modems	5-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	4-10 years
Buildings	20-40 years
Data processing	4 years
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Deferred charges

Deferred charges primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years upon activation

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

of the equipment; (ii) financing costs and credit facility arrangement fees related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt; and (iii) costs incurred in respect of connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years.

Intangibles

The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives.

Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value.

Deferred credits

Deferred credits include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) foreign exchange gains on translating hedged long-term debt; (iii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iv) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; (v) a fair value adjustment on debt assumed on an acquisition amortized on a straight-line basis over the term of the debt; (vi) proceeds on a bond forward amortized over the term of the related debt; and (vii) a deposit on a future fiber sale.

Interest capitalization

The Company does not capitalize interest on the construction of its own assets, with the exception of the Partnership’s construction of the office/residential tower in Vancouver. The interest was capitalized on the tower as the construction of it had taken place over a significant period of time and the interest on the Partnership construction facility was directly attributable to such activity. Capitalization of interest ceased in 2005 when the tower was substantially completed and was ready for occupancy. The Company capitalized interest of $656 in 2005 in respect of its proportionate share of the Partnership.

Income taxes

The Company accounts for income taxes using the liability method, whereby future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Foreign currency translation

The financial statements of a foreign subsidiary, which is self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

expenses are translated at average exchange rates for the year. Adjustments arising from the translation of the financial statements are deferred and included in a separate component of shareholders’ equity.

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain recognized on the translation and settlement of current monetary assets and liabilities was $255 (2006 – $1,546; 2005 – $2,471) and is included in other gains.

Exchange gains and losses on translating unhedged long-term debt are included in the Company’s Consolidated Statements of Income and Deficit.

Exchange gains and losses on translating hedged long-term debt are included in deferred credits or deferred charges, respectively.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, currency swaps, and foreign currency forward purchase contracts. Where permissible, the Company accounts for these financial instruments as hedges and as a result the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest risks are recognized as an adjustment to interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge US dollar denominated debt are deferred until the hedged item is settled, at which time they are offset against the gain or loss on the hedged item. Upon re-designation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged had been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred over the remaining life of the original debt instrument. Where hedge accounting is not permissible, the carrying values of derivative financial instruments are adjusted to reflect market value. The resulting gains and losses, in addition to the gains and losses realized on settlement of the contracts, are included in the Company’s Consolidated Statements of Income and Deficit.

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Employee benefit plans

The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by certain senior employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plan such as changes in discount rates, expected retirement age and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the defined benefit pension plan is 12.0 years at August 31, 2007 (2006 – 12.5 years; 2005 – 13.5 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. Actuaries perform a valuation annually to determine the actuarial present value of the accrued pension benefits. The last actuarial valuation of the pension plan was performed August 31, 2007.

Stock-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital.

The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. Under the transition rules pertaining to stock-based compensation, the fair value of options granted subsequent to August 31, 2003 are expensed and credited to contributed surplus over the four-year vesting period of the options. For options granted prior to August 31, 2003, the Company discloses the pro forma net income and pro forma earnings per share in note 11 as if the Company had expensed the fair value of the options over the vesting period of the options.

Earnings per share

Basic earnings per share is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the year. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees (see note 16).

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities and the recoverability of deferred costs, broadcast rights and goodwill using estimated future cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of intangible assets.

Recent Canadian accounting pronouncements

(i)	Financial instruments
In 2008, the Company will adopt CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments -Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.

Adoption of these standards will be effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which will include foreign currency translation adjustments.

On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which is currently classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) will form part of shareholders’ equity.

In addition, the Company will classify all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. Financial instruments designated as “held-for-trading” and “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and “held-to-maturity” will be carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value in the balance sheet. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.

The impact of recording hedging derivatives at fair value on September 1, 2007 will be recognized in accumulated other comprehensive income (loss) and is estimated to be an increase in derivative instruments of approximately $71 million and a decrease in opening accumulated other comprehensive income of $58 million, net of income taxes of approximately $13 million.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

(ii)	Accounting changes

In 2008, the Company will adopt CICA Handbook Section 1506, “Accounting Changes”, which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.

2.	BUSINESS ACQUISITIONS AND DIVESTITURE

Cable business acquisitions

2007
		Issuance of Class B	Total
		Non-Voting	purchase
	Cash	Shares	price
	$	$	$

(i) Cable systems	72,336	3,000	75,336

	2006
			Total
			purchase
	Cash	Accounts payable	price
	$	$	$

(ii) Cable systems	5,829	25	5,854

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

	2007	2006
	$	$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	8,232	957
Broadcast rights [note 8]	84,594	6,837

	92,826	7,794

Working capital deficiency	2,973	129
Long-term debt	–	218
Future income taxes	14,517	1,593

	17,490	1,940

Purchase price	75,336	5,854

(i)	During 2007, the Company purchased four cable systems serving approximately 20,200 basic subscribers in British Columbia and Ontario. The $3,000 value of the 179,588 Class B Non-Voting Shares, issued as partial consideration for one of the acquisitions, was determined based upon the average market price over a short period prior to the date the terms of the purchase were agreed to and announced.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

(ii)	Effective June 30, 2006 and July 31, 2006, the Company purchased two cable systems serving approximately 1,800 basic subscribers in British Columbia.

Divestiture

Effective October 1, 2004, the Company sold the cable television advertising business, originally acquired as part of the purchase of cable systems from Monarch Cablesystems Ltd. (“Monarch”) in 2004, to Corus Entertainment Inc., a company subject to common voting control.

3.	ACCOUNTS RECEIVABLE

	2007	2006
	$	$

Subscriber and trade receivables	161,765	155,583
Due from officers and employees	230	339
Due from related parties [note 18]	841	1,318
Miscellaneous receivables	7,842	8,981

	170,678	166,221
Less allowance for doubtful accounts	(15,179)	(28,079)

	155,499	138,142

Included in operating, general and administrative expenses is a provision for doubtful accounts of $3,086 (2006 – $7,477; 2005 – $20,356).

4.	INVENTORIES

	2007	2006
	$	$

Subscriber equipment	57,628	51,203
Other	2,973	2,791

	60,601	53,994

Subscriber equipment includes internet modems, DTH equipment, DCTs and related customer premise equipment.

5.	INVESTMENTS AND OTHER ASSETS

	2007	2006
	$	$

Investments, at cost net of write-downs:
Investments in publicly traded companies (market value 2006–$9,645)	–	9,392
Investments in private technology companies	1,295	1,295
Other assets:
Employee home relocation mortgages and loans [note 18]	4,746	5,446
Other	1,840	1,845

	7,881	17,978

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Canadian Hydro

Canadian Hydro Developers Inc. (“Canadian Hydro”), a Canadian public corporation, develops and operates electrical generating plants. In 2006, the Company sold 12,430,364 shares of Canadian Hydro for $69,749, resulting in a pre-tax gain of $45,317.

Q9 Networks

During 2006, the Company realized a pre-tax gain of $1,690 on the sale of the remaining 277,281 shares of Q9 Networks Inc. In 2005, the Company sold 367,880 shares resulting in a pre-tax gain of $840.

Investments at equity

In 2006, the Company sold its interests in The Biography Channel and G4TechTV Canada resulting in a combined pre-tax gain of $3,180.

Equity income (loss) on investees consists of the following:

	2007	2006	2005
	$	$	$

Specialty channel networks	–	(91)	(346)
Other	363	135	60

	363	44	(286)

Motorola

In 2005, the Company settled an equity forward sales contract on its Motorola, Inc. (“Motorola”) investment resulting in the realization of a $31,018 pre-tax gain. The Motorola investment had been pledged as collateral for a Zero Coupon Loan and the proceeds of settlement were used to repay the Zero Coupon Loan and accrued interest.

Other

Disposal of minor interests in various public and private companies amounted to pre-tax gains of $415, $128 and $305 in 2007, 2006 and 2005, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

6.	PROPERTY, PLANT AND EQUIPMENT

	2007			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Cable and telecommunications distribution system	3,336,559	1,562,989	1,773,570	3,046,373	1,371,765	1,674,608
Digital cable terminals and modems	283,215	153,746	129,469	410,637	303,959	106,678
Satellite audio, video and data network equipment and DTH receiving equipment	176,809	99,177	77,632	348,119	255,277	92,842
Buildings	268,475	83,141	185,334	254,048	70,068	183,980
Data processing	126,672	58,147	68,525	104,900	50,883	54,017
Other assets	195,793	105,686	90,107	187,323	104,953	82,370

	4,387,523	2,062,886	2,324,637	4,351,400	2,156,905	2,194,495
Land	34,109	–	34,109	33,112	–	33,112
Assets under construction	64,154	–	64,154	22,449	–	22,449

	4,485,786	2,062,886	2,422,900	4,406,961	2,156,905	2,250,056

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibers under IRU agreements with terms extending to 60 years totalling $61,811 (2006 – $61,811).

7.	DEFERRED CHARGES

	2007			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Equipment costs	622,811	399,695	223,116	616,627	409,060	207,567
Financing costs and credit facility arrangement fees	56,573	21,037	35,536	66,486	29,985	36,501
Connection and installation costs	32,349	24,187	8,162	40,214	27,388	12,826
Other	11,814	103	11,711	5,370	356	5,014

	723,547	445,022	278,525	728,697	466,789	261,908

Amortization provided in the accounts on deferred charges for 2007 amounted to $222,493 (2006 – $234,056; 2005 – $242,091) of which $208,750 was recorded as amortization of deferred charges and equipment costs (2006 – $205,546; 2005 - $217,072), $1,269 was recorded as interest expense (2006 – $752; 2005 – $300), $nil was recorded as debt retirement costs (2006 – $12,248; 2005 – $6,311), $12,474 was recorded as operating, general and administrative expenses (2006 - $13,805; 2005 – $15,213) and $nil (2006 – $1,705; 2005 – $3,195) was charged to the deficit.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

8.	INTANGIBLES

	Carrying amount
	2007	2006
	$	$

Broadcast rights
Cable systems	3,792,946	3,708,352
DTH and satellite services	983,132	983,132

	4,776,078	4,691,484
Goodwill – non-regulated satellite services	88,111	88,111

Net book value	4,864,189	4,779,595

The changes in the carrying amount of intangibles are as follows:

	Broadcast rights	Goodwill
	$	$

August 31, 2005	4,684,647	88,111
Business acquisitions [note 2]	6,837	–

August 31, 2006	4,691,484	88,111
Business acquisitions [note 2]	84,594	–

August 31, 2007	4,776,078	88,111

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

9.	LONG-TERM DEBT

		2007			2006
		Translated			Translated
		at year-end	Adjustment	Translated	at year-end	Adjustment	Translated
	Effective	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	interest rates	rate	debt(1)	rate	rate	debt(1)	rate
	%	$	$	$	$	$	$

Corporate
Bank loans	Fixed and variable	–	–	–	280,000	–	280,000
Senior notes –
5.70% Senior notes due March 2, 2017	5.72	400,000	–	400,000	–	–	–
6.10% Senior notes due November 16, 2012	6.11	450,000	–	450,000	450,000	–	450,000
6.15% Senior notes due May 9, 2016	6.34	300,000	–	300,000	300,000	–	300,000
7.40% Senior notes due October 17, 2007	7.40	296,760	–	296,760	296,760	–	296,760
US $440,000 8.25% Senior notes due April 11, 2010	7.88	464,728	177,892	642,620	486,332	156,288	642,620
US $225,000 7.25% Senior notes due April 6, 2011	7.68	237,645	118,193	355,838	248,693	107,145	355,838
US $300,000 7.20% Senior notes due December 15, 2011	7.61	316,860	159,990	476,850	331,590	145,260	476,850
7.50% Senior notes due November 20, 2013	7.50	350,000	–	350,000	350,000	–	350,000
COPrS –
Due September 30, 2027	8.54	100,000	–	100,000	100,000	–	100,000

		2,915,993	456,075	3,372,068	2,843,375	408,693	3,252,068

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	–	130,000	130,000	–	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,561	–	22,561	23,010	–	23,010

		152,561	–	152,561	153,010	–	153,010

Total consolidated debt		3,068,554	456,075	3,524,629	2,996,385	408,693	3,405,078
Less current portion		297,238	–	297,238	449	–	449

		2,771,316	456,075	3,227,391	2,995,936	408,693	3,404,629

(1)	Foreign denominated long-term debt is translated at the year-end rate. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $456,075 (2006 – $408,693) representing the amount of the corresponding deferred foreign exchange gain in deferred credits (see note 10).

Interest on long-term debt included in interest expense amounted to $250,100 (2006 – $254,502; 2005 – $263,319). Interest expense is net of $5,301 interest income as a portion of the proceeds from the $400,000 Senior notes was invested in short term investments pending the repayment of maturing debt (see note 23).

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility, of which $492 has been drawn as committed letters of credit. Interest rates and borrowing options are principally the same as those contained in the credit facility described below. The effective interest rate on the facility was 6.03% for the year (2006 – 5.32%; 2005 – 4.21%).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

A syndicate of banks has provided the Company with an unsecured $1 billion credit facility. During 2006, the Company amended the credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving facilities, due in fiscal 2007, were repaid early. During 2007, the Company extended the term of the credit facility to May 2012. At August 31, 2007, no amounts were drawn under the facility. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian bankers’ acceptance rates, US bank base rates and LIBOR rates. The effective interest rate averaged 5.04% for the year (2006 – 4.38%; 2005 – 2.75%).

Until March 9, 2007, interest on $59,000 of Canadian dollar borrowings was fixed by means of an interest rate swap originally placed in April 1994 for $177,000 at 8.89%. One third of the interest rate swap matured on April 30, 2005 and 2006 and the remaining notional amount of $59,000 originally scheduled to mature on April 30, 2007 was terminated on March 9, 2007.

The US funds required for the interest payments on the US portion of the bank loans were provided by a forward purchase contract at an exchange rate of 1.4078 Cdn.

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On March 2, 2007 the Company issued $400,000 of senior notes at a rate of 5.70%. The effective interest rate is 5.72% due to the discount on issuance.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments over the life of the US dollar senior notes. The table below outlines the US dollar principal, the interest coupon rate, the effective interest rate on the Canadian dollar equivalent of the US debt as a result of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

US Senior		Effective
note principal	Coupon rate	interest rate	Exchange rate
$	%	%	Cdn $ vs US$

440,000	8.25	7.88	1.4605
225,000	7.25	7.68	1.5815
300,000	7.20	7.61	1.5895

COPrS

The COPrS rank as unsecured junior subordinated debt. The Company has the right to defer payments of interest on the securities for up to 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity of the securities. There may be multiple extension periods of varying lengths, each of up to 20 consecutive quarterly periods, throughout the terms of the securities. During any extension period, interest will accrue but will not compound. The Company may satisfy its obligation to pay deferred interest on any applicable interest payment date through the issuance to the trustee of Class B Non-Voting Shares of the Company, in which event the holders of the securities shall be entitled to receive

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

cash payments equal to the deferred interest from the proceeds of the sale of the requisite Class B Non-Voting Shares by the trustee of the COPrS.

The 8.54% Series B COPrS are redeemable, at the Company’s option, in whole or in part, at any time after September 30, 2007 at a redemption price equal to 104.27% of the principal amount with the redemption price declining each year until September 30, 2017 when the series is redeemable at par plus accrued and unpaid interest thereon to the date of such redemption. The Company has the ability to satisfy redemption obligations through the issuance of Class B Non-Voting Shares.

Satellite Services

In April 2007, the Company terminated the $10,000 demand operating line of credit that was available in Canadian dollars or the US dollar equivalent. Interest rates fluctuated with Canadian prime rate and US base rates. The effective interest rate on the line of credit for the period to May 2007 was 7.25% (2006 – 6.57%; 2005 – 5.46%).

Other subsidiaries and entities

Videon CableSystems Inc. (“Videon”)

Videon issued 8.15% Senior Debentures that are due April 26, 2010. Interest is payable semi-annually.

The debentures are unsecured and are non-recourse to the parent company. The Senior Debentures are guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures is 7.63% after giving effect to the fair value adjustment to the debt at the date of the Moffat acquisition. This adjustment is included in deferred credits.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. The Partnership had an available construction facility of $128,500 and a letter of guarantee facility of $2,350 which were repayable no later than December 31, 2005 (if extended) and bore interest at prime plus 0.5%. Interest on $58,000 of the loan was fixed with an interest rate hedge at 5.125% plus a stamping fee from November 2003 to October 2004. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued 10 year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The bonds bear interest at 6.31% compounded semi-annually and are collateralized by the property and the commercial rental income from the building with no recourse to the Company. The proceeds from the bonds were used to repay a portion of the amounts outstanding under the Partnership’s construction facility. The remaining balance of the construction facility was repaid and cancelled in 2005 with proceeds from the sale of the residential units.

Debt retirement costs

On July 17, 2006, the Company redeemed its $150,000 8.875% COPrS and on December 16, 2005, the Company redeemed its US $172,500 8.50% COPrS at a cost of $201,894. In connection with the early redemptions, the Company wrote-off the remaining deferred financing charges of $12,248.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

On February 1, 2005, the Company redeemed the US $142,500 8.45% Series A COPrS at a cost of $172,363. In connection with the early redemption, the Company wrote off the remaining deferred financing charges of $6,311.

The Company had purchased a foreign currency forward purchase contract to provide the US funds required for the quarterly interest payments on the 8.50% COPrS and 8.45% Series A COPrS at an exchange rate of $1.4078 Cdn. In connection with the early redemptions, the Company paid $15,574 and $12,200 to terminate the contracts in 2006 and 2005, respectively.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2007.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

		Exchange rate
	At year-end	adjusted for
	exchange rate	hedged rates
	$	$

2008	297,238	297,238
2009	509	509
2010	595,270	773,162
2011	238,221	356,414
2012	317,472	477,462
Thereafter	1,619,844	1,619,844

	3,068,554	3,524,629

10.	DEFERRED CREDITS

	2007			2006
		Accumulated	Net book		Accumulated	Net book
	Amount	amortization	value	Amount	amortization	value
	$	$	$	$	$	$

IRU prepayments	629,119	81,611	547,508	629,119	69,064	560,055
Foreign exchange gains on translating hedged long-term debt [note 9]	456,075	–	456,075	408,693	–	408,693
Equipment revenue	331,980	199,252	132,728	277,317	165,972	111,345
Connection fee and installation revenue	37,007	27,174	9,833	42,797	28,600	14,197
Fair value adjustment on debt assumed on acquisition	6,084	4,354	1,730	6,084	3,684	2,400
Bond forward proceeds	2,486	636	1,850	2,486	281	2,205
Deposit on future fiber sale	2,000	–	2,000	2,000	–	2,000

	1,464,751	313,027	1,151,724	1,368,496	267,601	1,100,895

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Amortization on deferred credits for 2007 amounted to $132,819 (2006 - $108,595; 2005 – $100,730) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2007 amounted to $12,547 (2006 – $12,546; 2005 - $12,999). Amortization in respect of the fair value adjustment on debt amounted to $670 (2006 – $670; 2005 – $670) and amortization of the bond forward was $355 (2006 – $281), both of which were offset against interest expense. Amortization of equipment revenue for 2007 amounted to $104,997 (2006 - $80,256; 2005 – $71,677). Amortization of connection fee and installation revenue for 2007 amounted to $14,250 (2006 – $14,842; 2005 – $15,384) and was recorded as service revenue.

11.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Effective on July 30, 2007, the Class A Shares and Class B Non-Voting Shares were split on a two-for-one basis. Accordingly, the comparative number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one split.

Number of securities			2007	2006
2007	2006		$	$

22,563,064	22,583,864	Class A Shares	2,473	2,475
408,770,759	407,299,808	Class B Non-Voting Shares	2,050,687	1,974,491

431,333,823	429,883,672		2,053,160	1,976,966

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Changes in Class A Share capital and Class B Non-Voting Share capital in 2007, 2006 and 2005 are as follows:

			Class B Non-Voting
	Class A Shares		Shares
	Number	$	Number	$

August 31, 2004	22,719,864	2,490	440,218,744	2,132,943
Class A Share conversions	(30,000)	(3)	30,000	3
Purchase of shares for cancellation	–	–	(23,011,000)	(111,488)
Stock option exercises	–	–	30,266	228

August 31, 2005	22,689,864	2,487	417,268,010	2,021,686
Class A Share conversions	(106,000)	(12)	106,000	12
Purchase of shares for cancellation	–	–	(10,239,800)	(49,584)
Stock option exercises	–	–	165,598	2,377

August 31, 2006	22,583,864	2,475	407,299,808	1,974,491
Class A Share conversions	(20,800)	(2)	20,800	2
Purchase of shares for cancellation	–	–	(4,408,400)	(22,061)
Stock option exercises	–	–	5,678,963	95,398
Issued in respect of acquisition	–	–	179,588	3,000
Share issue costs	–	–	–	(143)

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687

During 2007 the Company purchased for cancellation 4,408,400 (2006 - 10,239,800; 2005 – 23,011,000) Class B Non-Voting Shares, pursuant to its outstanding normal course issuer bid or otherwise, for $104,763 (2006 – $146,640; 2005 – $287,063). Share capital has been reduced by the stated value of the shares amounting to $22,061 (2006 – $49,584; 2005 – $111,488) with the excess of the amount paid over the stated value of the shares amounting to $82,702 (2006 – $97,056; 2005 – $175,575) charged to the deficit.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 32,000,000. To date, 5,789,895 Class B Non-Voting Shares have been issued under these plans.

As a result of the two-for-one stock split, the number of outstanding options was adjusted in accordance with existing plan provisions. All prior period number of options as well as weighted average exercise prices and fair values per option have been retroactively adjusted to reflect the two-for-one stock split.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

The changes in options in 2007, 2006 and 2005 are as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number	$	Number	$	Number	$

Outstanding, beginning of year	19,117,602	16.30	16,904,500	16.30	15,694,000	16.28
Granted	6,693,500	19.03	5,539,000	16.31	3,566,000	16.31
Forfeited	(2,594,140)	17.56	(3,216,000)	16.32	(2,355,500)	16.19
Exercised	(5,642,161)	16.28	(109,898)	15.92	–	–

Outstanding, end of year	17,574,801	17.08	19,117,602	16.30	16,904,500	16.30

The following table summarizes information about the options outstanding at August 31, 2007:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
	August 31,	remaining	exercise	August 31,	exercise
Range of prices	2007	contractual life	price	2007	price

$8.69	20,000	6.14	$8.69	15,000	$8.69
$14.85 – $22.27	16,522,801	6.27	$16.76	8,221,935	$16.32
$22.28 – $22.32	1,032,000	9.75	$22.32	–	–

For all common share options granted to employees up to August 31, 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	2007	2006	2005
	$	$	$

Net income	388,479	458,250	153,221
Fair value of stock option grants	119	1,870	5,772

Pro forma net income	388,360	456,380	147,449
Pro forma basic earnings per share	0.90	1.05	0.32
Pro forma diluted earnings per share	0.89	1.04	0.32

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2007 was $3.73 per option (2006 – $1.44 per option; 2005 – $2.15 per option). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005

Dividend yield	2.79%	1.91%	1.47%
Risk-free interest rate	4.12%	3.98%	3.54%
Expected life of options	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.0%	20.4%	36.7%

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Other stock options

In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Satellite Services share which would have been received upon the exercise of a Satellite Services option under the Satellite Services option plan.

At August 31, 2007 there were 37,336 (2006 – 77,672) Satellite Services options outstanding with an exercise price of $3.88 (2006 – $3.88 to $11.63). The weighted average remaining contractual life of the Satellite Services options is 0.75 years. At August 31, 2007, 37,336 (2006 – 77,672) Satellite Services options were exercisable into 33,602 (2006 – 69,904) Class B Non-Voting Shares of the Company at a weighted average price of $4.31 (2006 - $7.32) per Class B Non-Voting Share. During the year, 40,336 (2006 – 37,000; 2005 – 21,332) Satellite Services options were exercised for $367 (2006 - $244; 2005 – $84).

Warrants

Prior to the Company’s acquisition and consolidation of Satellite Services effective July 1, 2000, Satellite Services and Star Choice had established a plan to grant Satellite Services warrants to acquire Satellite Services common shares at a price of $11.25 per share to distributors and dealers. In conjunction with the acquisition of Satellite Services, the warrants became convertible into Class B Non-Voting Shares of Shaw.

No warrants remain outstanding under the plan at August 31, 2007. During the year, 500 warrants (2006 – 22,400; 2005 – 11,068) were exercised for $6 (2006 – $280; 2005 – $138).

Contributed surplus

The changes in contributed surplus are as follows:

	2007	2006
	$	$

Balance, beginning of year	5,110	1,866
Stock-based compensation	6,787	3,272
Stock options exercised	(3,197)	(28)

Balance, end of year	8,700	5,110

Dividends

To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares,

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Except in certain limited circumstances, the Company may not pay or declare dividends on any of its capital stock (including capital stock classified as debt) (except by way of stock dividend) at any time when any interest on the COPrS (see note 9) is either in default or is being deferred.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Earnings per share

Earnings per share calculations are as follows:

	2007	2006	2005

Numerator for basic and diluted earnings per share($)	388,479	458,250	153,221

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	432,493	435,332	456,420
Effect of potentially dilutive securities	3,249	–	–

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	435,742	435,332	456,420

Earnings per share($)
Basic	0.90	1.05	0.34
Diluted	0.89	1.05	0.34

Options to purchase 17,608,403 (2006 – 19,187,506; 2005 – 17,007,704) Class B Non-Voting Shares were outstanding under the Company’s stock option plan and the Satellite Services option plan at August 31, 2007 and the Company has the right to issue Class B Non-Voting Shares in satisfaction of its redemption obligations on the COPrS included in long-term debt. In addition, warrants to issue 11,200 and 474,242 Class B Non-Voting Shares were outstanding at August 31, 2006 and 2005, respectively. In 2006 and 2005, the effect of the foregoing items is not included in the calculation of diluted earnings per share as the impact is either not dilutive or anti-dilutive (increase earnings per share).

12.	FOREIGN CURRENCY CUMULATIVE TRANSLATION ADJUSTMENT

	2007	2006
	$	$

Balance, beginning of year	330	365
Current year’s deferred translation adjustment	(18)	(35)

Balance, end of year	312	330

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
	$	$

Trade	41,871	63,374
Accrued liabilities	192,435	188,242
Accrued network fees	100,468	116,077
Interest	86,504	75,412
Related parties [note 18]	18,718	16,926
Current portion of pension plan liability [note 17]	1,448	1,088

	441,444	461,119

14.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income tax liabilities and assets are as follows:

	2007	2006
	$	$

Future income tax liabilities:
Property, plant and equipment	133,225	101,670
Broadcast rights	1,015,800	1,012,448
Partnership income	281,208	259,475

	1,430,233	1,373,593

Future income tax assets:
Non-capital loss carryforwards	280,628	381,756
Deferred charges	6,691	5,335
Investments	–	1,564

	287,319	388,655

Net future income tax liability	1,142,914	984,938
Current portion of future income tax asset	185,000	139,000

Future income tax liability	1,327,914	1,123,938

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

The Company has capital loss carryforwards of approximately $162,000 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2007	2006	2005
	$	$	$

Current statutory income tax rate	33.75%	33.75%	35.50%

Income tax expense at current statutory rates	179,208	126,409	83,031
Increase (decrease) in taxes resulting from:
Large corporations tax	–	1,859	5,730
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	(95)	(9,077)	(9,903)
Valuation allowance	(9,941)	(29,091)	–
Effect of future tax rate reductions	(25,535)	(175,752)	–
Originating temporary differences recorded at future tax rates expected to be in effect when realized	(3,040)	750	(67)
Other	2,274	1,240	1,591

Income tax expense (recovery)	142,871	(83,662)	80,382

Significant components of income tax expense (recovery) are as follows:

	2007	2006	2005
	$	$	$

Current tax expense	–	1,859	5,744
Future income tax expense related to origination and reversal of temporary differences	178,347	119,322	74,638
Future income tax recovery resulting from rate changes and valuation allowance	(35,476)	(204,843)	–

Income tax expense (recovery)	142,871	(83,662)	80,382

15.	BUSINESS SEGMENT INFORMATION

The Company provides broadband cable television services, Internet, Digital Phone and telecommunications services (“Cable”); DTH satellite services (Star Choice) and satellite distribution services (“Satellite Services”). All of these operating segments are located in Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on service revenue and service operating income before charges such as amortization.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2007
		Satellite
	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	2,086,066	611,713	90,117	701,830	2,787,896
Intersegment	(3,414)	(6,537)	(3,500)	(10,037)	(13,451)

	2,082,652	605,176	86,617	691,793	2,774,445

Service operating income before amortization	995,694	196,404	47,527	243,931	1,239,625

Service operating income as % of external revenue	47.8%	32.5%	54.9%	35.3%	44.7%

Interest(1)	205,062	n/a	n/a	38,563	243,625
Burrard Landing Lot 2 Holdings Partnership					1,418

					245,043

Cash taxes(1)	–	–	–	–	–

Segment assets	6,300,834	894,893	529,411	1,424,304	7,725,138

Corporate assets					438,601

Total assets					8,163,739

Capital expenditures and equipment subsidies by segment
Capital expenditures	533,485	3,958	5,849	9,807	543,292
Equipment subsidies	19,546	76,970	–	76,970	96,516

	553,031	80,928	5,849	86,777	639,808

Reconciliation to Consolidated Statement of Cash Flows
Additions to property, plant and equipment					554,565
Additions to equipment costs (net)					96,516

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					651,081
Decrease in working capital related to capital expenditures					(7,678)
Less: IRU prepayments(3)					(7)
Less: Satellite services equipment profit(4)					(3,588)

Total capital expenditures and equipment subsidies reported by segments					639,808

See notes following 2005 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2006
		Satellite
	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,811,579	573,100	86,434	659,534	2,471,113
Intersegment	(2,996)	(5,293)	(3,540)	(8,833)	(11,829)

	1,808,583	567,807	82,894	650,701	2,459,284

Service operating income before amortization	857,466	175,401	45,050	220,451	1,077,917

Service operating income as % of external revenue	47.4%	30.9%	54.3%	33.9%	43.8%

Segment interest(1)	210,758	n/a	n/a	42,100	252,858
Burrard Landing Lot 2 Holdings Partnership					1,445

Total interest					254,303

Cash taxes(1)	1,761	n/a	n/a	98	1,859

Segment assets	5,965,103	896,941	564,044	1,460,985	7,426,088

Corporate assets					235,455

Total assets					7,661,543

Capital expenditures and equipment subsidies by segment
Capital expenditures	432,156	5,598	12,072	17,670	449,826
Equipment subsidies	19,393	88,536	–	88,536	107,929

	451,549	94,134	12,072	106,206	557,755

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					423,855
Additions to equipment costs (net)					107,929

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					531,784
Increase in working capital related to capital expenditures					31,343
Less: Partnership capital expenditures(2)					(1,803)
Less: IRU prepayments(3)					(281)
Less: Satellite services equipment profit(4)					(3,288)

Total capital expenditures and equipment subsidies reported by segments					557,755

See notes following 2005 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2005
		Satellite
	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,601,126	535,333	90,152	625,485	2,226,611
Intersegment	(2,757)	(4,604)	(9,440)	(14,044)	(16,801)

	1,598,369	530,729	80,712	611,441	2,209,810

Service operating income before amortization	797,583	141,687	42,723	184,410	981,993

Service operating income as % of external revenue	49.9%	26.7%	52.9%	30.2%	44.4%

Segment interest(1)	220,388	n/a	n/a	41,384	261,772
Burrard Landing Lot 2 Holdings Partnership					1,177

Total interest					262,949

Cash taxes(1)	5,410	n/a	n/a	334	5,744

Segment assets	5,788,468	877,397	534,278	1,411,675	7,200,143

Corporate assets					230,042

Total assets					7,430,185

Capital expenditures and equipment subsidies by segment
Capital expenditures	313,056	2,049	6,385	8,434	321,490
Equipment subsidies	30,112	85,556	–	85,556	115,668

	343,168	87,605	6,385	93,990	437,158

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					336,888
Additions to equipment costs (net)					115,668

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					452,556
Increase in working capital related to capital expenditures					4,378
Less: Partnership capital expenditures(2)					(15,045)
Less: IRU prepayments(3)					(1,198)
Less: Satellite services equipment profit(4)					(3,533)

Total capital expenditures and equipment subsidies reported by segments					437,158

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

(2)	Consolidated capital expenditures include the Company’s proportionate share of the Partnership’s capital expenditures which the Company is required to proportionately consolidate (see note 1). As the Partnership is financed by its own debt facility with limited recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	Prepayments on IRUs in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

16.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During prior years, the Company, through its subsidiaries, purchased 28 Ku-band transponders on the Anik F1 satellite and 18 Ku-band transponders on the Anik F2 satellite from Telesat Canada. In addition, the Company leases a number of C-band and Ku-band transponders. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term commitments for the maintenance and lease of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2008	109,565
2009	103,337
2010	97,502
2011	96,773
2012	94,659
Thereafter	440,457

942,293

Included in operating, general and administrative expenses are transponder maintenance expenses of $59,009 (2006 – $57,132; 2005 – $52,604) and rental expenses of $59,117 (2006 – $51,437; 2005 – $54,459).

(iii)	At August 31, 2007, the Company had capital expenditure commitments of $8,384 covering a three-year period.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

The Company has sought and obtained Intervenor status in connection with an appeal to be heard by the Federal Court of Appeal regarding fees charged under Part II of the Broadcasting License Fee Regulations. It is possible that fees currently provided for with respect to all or part of the current year will not be required to be remitted and fees previously remitted may be recovered. The Company has not recorded a recovery for this contingency.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2007, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and performance bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2007, the guarantee instruments amounted to $562 (2006 – $357). The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates in fiscal 2008 and 2009.

17.	PENSION PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for all non-union employees and contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans for the year were $14,486 (2006 - $12,359; 2005 – $11,091) of which $8,586 (2006 – $7,139; 2005 – $6,873) was expensed and the remainder capitalized.

Defined benefit pension plan

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of pay during their years of service. Employees are not required to contribute to the plan. The plan is unfunded. The plan has remained unchanged since its initiation other than an amendment in 2004 to limit survivor benefits and an amendment in 2007 to reinstate the survivor benefits previously limited.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the change in benefit obligations.

	2007	2006
	$	$

Accrued benefit obligation, beginning of year	111,086	100,004
Current service cost	2,956	2,271
Interest cost	6,129	5,088
Actuarial losses	13,881	4,811
Past service cost	25,767	–
Payment of benefits to employees	(1,328)	(1,088)

Accrued benefit obligation, end of year	158,491	111,086
Plan value of assets, end of year	–	–

Plan deficit, end of year	(158,491)	(111,086)

Reconciliation of accrued benefit obligation to Consolidated Balance	2007	2006
Sheet accrued pension benefit liability	$	$

Balance of unamortized pension obligation:
Unamortized past service costs	38,479	20,275
Unamortized actuarial loss	61,720	51,999

	100,199	72,274

Accrued pension benefit liability recognized in Consolidated Balance Sheet:
Accounts payable and accrued liabilities	1,448	1,088
Long-term liability	56,844	37,724

	58,292	38,812

Accrued benefit obligation, end of year as above	158,491	111,086

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost.

	2007	2006
Accrued benefit obligation	%	%

Discount rate	5.50	5.25
Rate of compensation increase	5.00	5.00

	2007	2006	2005
Benefit cost for the year	%	%	%

Discount rate	5.25	5.00	6.25
Rate of compensation increase	5.00	4.00	3.00

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the components of the net benefit plan expense.

	2007	2006	2005
	$	$	$

Current service cost	2,956	2,271	996
Interest cost	6,129	5,088	3,930
Past service cost	25,767	–	–
Actuarial losses	13,881	4,811	34,330
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	(9,721)	(1,036)	(32,579)
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	(18,204)	2,567	2,567

Pension expense	20,808	13,701	9,244

The actuarial losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table. The past service costs result from amendments to the plan, including new entrants.

The table below shows the expected benefit payments in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

$

2008	1,448
2009	2,038
2010	3,935
2011	3,900
2012	3,862
2013 – 2017	35,757

18.	RELATED PARTY TRANSACTIONS

The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $108,801 (2006 – $100,046; 2005 – $94,165), advertising fees of $415 (2006 – $269; 2005 – $283) and programming fees of $1,047 (2006 – $1,116; 2005 – $1,083) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided cable system distribution access to Corus Custom Networks, the advertising division of Corus, for $258 (2006 – $253; 2005 –

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

$251), administrative and other services to Corus for $1,589 (2006 – $1,743; 2005 – $1,646), uplink of television signals to Corus for $4,845 (2006 – $4,845; 2005 – $4,759) and Internet services and circuits for $1,041 (2006 – $637; 2005 – $92).

The Company provided Corus with television advertising spots and uplink services in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $9,907 (2006 – $8,560; 2005 – $7,238) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its Lower Mainland operations.

Other

The Company has entered into certain transactions with companies that are affiliated with Directors of the Company as follows:

The Company paid $511 (2006 – $858; 2005 – $2,506) for direct sales agent, maintenance and service agent services to a company controlled by a Director and former Director of the Company.

During the year, the Company paid $2,249 (2006 – $1,928; 2005 – $1,328) for remote control units to a supplier where a Director of the Company holds a position on the supplier’s board of directors.

Other transactions

The Company has entered into certain transactions with Directors and senior officers of the Company as follows:

During the year, the Company realized a gain of $2,680 on the sale of certain corporate assets to a company controlled by a Director of the Company. The transaction was recorded at the exchange amount, supported by independent evidence, which the parties have agreed represents the fair value of the assets.

Under a policy of supporting employee and officer relocations, the Company has granted non-interest bearing loans for a period of five years collateralized by mortgages on the personal residences. Other loans, interest and non-interest bearing, have in the past been granted to executive officers in connection with their employment for periods ranging up to 10 years. The effective interest rate on the interest bearing loan for 2007 was 4.9% (2006 – 3.8%; 2005 – 4.0%). During the year, executive officers voluntarily repaid approximately 10% (2006 – 10%; 2005 – 10%) of their original loan balances. At August 31, 2007, the total amount outstanding on all employee and officer loans was $4,746 (2006 – $5,446).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

19.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets

a)	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments.

b)	The carrying value of other investments in this category approximates their fair value.

(iii)	Long-term debt

a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

b)	The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Derivative financial instruments

The fair value of interest and cross-currency interest exchange agreements and US currency contracts is based upon quotations by the counterparties to the agreements.

The carrying values and estimated fair values of long-term debt and all derivative financial instruments are as follows:

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Long-term debt	3,068,554	3,101,732	2,996,385	3,087,729
Derivative financial instruments –
Interest exchange agreements	–	–	–	1,996
Cross-currency interest rate exchange agreements	–	510,731	–	517,121
US currency purchase and purchase option contracts	–	15,948	–	14,408

	3,068,554	3,628,411	2,996,385	3,621,254

A hypothetical one percentage point decrease in interest rates would have the effect of increasing the estimated fair value of the Company’s debt instruments to $3.8 billion at August 31, 2007 (2006 – $3.8 billion).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

The maturity dates for derivative financial instruments related to long-term debt are as outlined in note 9. US currency purchase contracts related to capital expenditures mature at various dates during fiscal 2008 to 2010.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risks

Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable are not subject to any significant concentrations of credit risk.

20.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2007	2006	2005
	$	$	$

Net income	388,479	458,250	153,221
Non-cash items:
Amortization –
Deferred IRU revenue	(12,547)	(12,546)	(12,999)
Deferred equipment revenue	(104,997)	(80,256)	(71,677)
Deferred equipment costs	203,597	200,218	210,477
Deferred charges	5,153	5,328	6,595
Property, plant and equipment	381,909	385,607	408,866
Future income tax expense (recovery)	142,871	(85,521)	74,638
Write-down of investments	—	519	1,937
Gain on sale of investments	(415)	(50,315)	(32,163)
Equity loss (income) on investees	(363)	(44)	286
Debt retirement costs	—	12,248	6,311
Fair value loss on foreign currency forward contracts	—	360	19,342
Foreign exchange gain on unhedged long-term debt	—	(5,369)	(40,518)
Stock-based compensation	6,787	3,272	1,454
Defined benefit pension plan	19,120	12,612	8,178
Other	(1,231)	2,834	(5,424)

Funds flow from operations	1,028,363	847,197	728,524

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2007	2006	2005
	$	$	$

Accounts receivable	(16,435)	(23,561)	4,907
Prepaids and other	(9,563)	(5,741)	(2,043)
Accounts payable and accrued liabilities	(14,435)	22,338	(5,965)
Income taxes payable	661	(1,348)	690
Unearned revenue	11,422	7,988	2,325

	(28,350)	(324)	(86)

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	2007	2006	2005
	$	$	$

Interest	231,513	245,404	287,906
Income taxes	(717)	3,203	5,091

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2007	2006	2005
	$	$	$

Class B Non-Voting Shares issued on acquisitions [note 2]	3,000	–	–

21.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

(a)	Reconciliation to US GAAP

	2007	2006	2005
	$	$	$

Net income using Canadian GAAP	388,479	458,250	153,221
Add (deduct) adjustments for:
Deferred charges (2)	5,672	15,362	28,371
Foreign exchange gains on hedged long-term debt (3)	47,382	78,937	121,494
Reclassification of hedge losses from other comprehensive income (8)	(47,382)	(78,937)	(121,494)
Fair value loss on foreign currency forward contract (8)	–	–	(7,700)
Capitalized interest (11)	2,244	–	–
Income taxes (12)	(10,461)	(8,990)	(7,375)

Net income using US GAAP	385,934	464,622	166,517

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(18)	(35)	(79)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the year	–	–	26,923
Less: reclassification adjustments for gains included in net income	–	(29,728)	(21,074)
Adjustment to fair value of derivatives (8)	5,730	(62,843)	(186,398)
Reclassification of derivative losses to income to offset foreign exchange gains on hedged long-term debt (8)	40,215	74,632	99,930
Minimum liability for pension plan (10)	5,813	2,848	(11,433)

	51,740	(15,126)	(92,131)

Comprehensive income using US GAAP	437,674	449,496	74,386

Earnings per share – basic and diluted
Earnings per share using US GAAP	0.89	1.07	0.36

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Consolidated Balance Sheet items using US GAAP

	2007		2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Property, plant and equipment (11)	2,422,900	2,425,144	2,250,056	2,250,056
Deferred charges (2) (9) (10)	278,525	170,881	261,908	164,053
Broadcast rights (1) (5) (6)	4,776,078	4,750,844	4,691,484	4,666,250
Other long-term liabilities (8) (10)	56,844	683,722	37,724	612,306
Deferred credits (3) (9)	1,151,724	687,913	1,100,895	679,652
Future income taxes	1,327,914	1,271,791	1,123,938	1,072,990
Shareholders’ equity:
Share capital	2,053,160	2,053,160	1,976,966	1,976,966
Contributed surplus	8,700	8,700	5,110	5,110
Deficit	(68,132)	(178,652)	(172,701)	(280,675)
Accumulated other comprehensive loss	–	(126,746)	–	(117,176)
Cumulative translation adjustment	312	–	330	–

Total shareholders’ equity	1,994,040	1,756,462	1,809,705	1,584,225

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2007	2006
	$	$

Shareholders’ equity using Canadian GAAP	1,994,040	1,809,705
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges (2)	(4,215)	(8,171)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	16,052	16,052
Gain on sale of cable systems (6)	50,063	50,063
Foreign exchange gains on hedged long-term debt (3)	386,075	345,860
Reclassification of hedge losses from other comprehensive income (8)	(386,075)	(345,860)
Capitalized interest (11)	1,566	–
Income taxes (12)	(8,068)	–
Accumulated other comprehensive loss	(126,746)	(117,176)
Cumulative translation adjustment	(312)	(330)

Shareholders’ equity using US GAAP	1,756,462	1,584,225

Included in shareholders’ equity under US GAAP is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

	2007	2006
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	312	330
Fair value of derivatives (8)	(57,169)	(103,114)
Pension liability (10)	(69,889)	(14,392)

Accumulated other comprehensive income	(126,746)	(117,176)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast rights were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over 40 years. Effective September 1, 2001, broadcast rights are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges

Equipment subsidies are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

(3)	Foreign exchange gains on hedged long-term debt

Foreign exchange gains on translation of hedged long-term debt are deferred under Canadian GAAP but included in income for US GAAP.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP, the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP, the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast rights under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in broadcast rights upon the recognition of the gain.

(7)	Unrealized gains (losses) on investments

Under US GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value, that is other than temporary, has occurred.

(8)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the Consolidated Balance Sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges are adjusted through income or other comprehensive income until the hedged item is recognized in income depending on the nature of the hedge. Under Canadian GAAP, only speculative derivative financial instruments and those that do not qualify for hedge accounting are recognized in the Consolidated Balance Sheet.

(9)	Subscriber connection fee revenue and related costs

Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(10)	Pension liability

Effective August 31, 2007, the Company adopted FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”. Under Statement No. 158, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the Consolidated Balance Sheet and to recognize changes in the funded status in the year which the changes occur through accumulated other comprehensive income. The adoption of this standard resulted in a decrease in accumulated other comprehensive income at August 31, 2007 of $61,310, net of income taxes of $26,440.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

Prior to the adoption of Statement No. 158, an additional minimum liability was recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability was offset in deferred charges up to an amount not exceeding the unamortized past service costs and the remaining difference was recognized in other comprehensive income, net of tax. For the year ended August 31, 2007, the Company recorded an increase of $5,813 to other comprehensive income, net of income taxes of $2,520.

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the Consolidated Balance Sheet.

(11)	Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(12)	Income taxes reflects the tax effect of the differences identified above, the impact of future income tax rate reductions on those differences and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP.

(b)	Stock-based compensation

For all common share options granted to employees up to August 31, 2003 the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for US GAAP purposes. Pro forma disclosures of net income and net income per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2007	2006	2005
		$	$	$

Net income, US GAAP	As reported	385,934	464,622	166,517
	Pro forma	385,815	462,752	160,745
Net income per share, US GAAP	As reported	0.89	1.07	0.36
	Pro forma	0.89	1.06	0.35

(c)	Advertising costs

Advertising costs are expensed when incurred for both Canadian and US GAAP and for 2007, amounted to $43,210 (2006 – $35,464; 2005 – $29,406).

(d)	Recent accounting pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation 48 “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation 48 is effective for the Company’s 2008 fiscal year. The Company is currently assessing the impact of the adoption of this new accounting policy standard.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007, 2006 and 2005
[all amounts in thousands of Canadian dollars except share and per share amounts]

22.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Applicable share and option amounts and all related data have been retroactively adjusted to reflect the two-for-one split of the Company’s Class A Shares and Class B Non-Voting Shares that was effective on July 30, 2007.

23.	SUBSEQUENT EVENT

The Company repaid the $296,760 notes at maturity on October 17, 2007.

Shaw Communications Inc.
FIVE YEARS IN REVIEW
August 31, 2007

	2007	2006	2005	2004	2003

($000’s except per share amounts)
Service revenue
Cable	2,082,652	1,808,583	1,598,369	1,491,569	1,459,833
DTH	605,176	567,807	530,729	505,637	450,176
Satellite	86,617	82,894	80,712	82,543	88,412

	2,774,445	2,459,284	2,209,810	2,079,749	1,998,421

Service operating income (loss) before amortization(1)
Cable	995,694	857,466	797,583	779,579	727,458
DTH	196,404	175,401	141,687	111,150	52,814
Satellite	47,527	45,050	42,723	41,690	38,619
Corporate restructuring and inventory write-down	–	–	–	–	(13,250)
Litigation settlements	–	–	–	(6,484)	12,000

	1,239,625	1,077,917	981,993	925,935	817,641

Net income (loss)	388,479	458,250	153,221	70,870	(37,177)

Earnings (loss) per share
Basic	0.90	1.05	0.34	0.16	(0.08)
Diluted	0.89	1.05	0.34	0.16	(0.08)

Funds flow from operations(2)	1,028,363	847,197	728,524	654,585	494,573

Balance sheet
Total assets	8,163,739	7,661,543	7,430,185	7,576,720	7,730,929
Long-term debt (including current portion)	3,068,554	2,996,385	3,199,542	3,344,258	3,635,205

Cash dividends declared per share
Class A	0.462	0.235	0.153	0.078	0.023
Class B	0.465	0.238	0.155	0.080	0.025

(1) See key performance drivers on page 9.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
SHAREHOLDERS’ INFORMATION
August 31, 2007

Share Capital and Listings

The Company is authorized to issue a limited number of Class A participating and an unlimited number of Class B Non-Voting participating shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares. At August 31, 2007, the Company had 22,563,064 Class A Shares and 408,770,759 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on the Toronto Stock Exchange under SJR.B and on the New York Stock Exchange under the symbol SJR.

Trading Range of Class B Non-Voting Shares on the Toronto Stock Exchange

			Total
Quarter	High Close	Low Close	Volume

September 1, 2006 to August 31, 2007
First	$18.42	$16.11	95,738,626
Second	$21.91	$17.58	98,670,574
Third	$23.15	$20.13	69,179,760
Fourth	$26.50	$22.25	107,732,215

Closing price, August 31, 2007	$24.52		371,321,175

Share Splits

There have been four splits of the Company’s shares: July 30, 2007 (2 for 1), February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca.

Shaw Communications Inc.
CORPORATE INFORMATION
August 31, 2007

DIRECTORS

JR Shaw(4)
Executive Chair
Shaw Communications Inc.

Adrian L. Burns(3)
Corporate Director

James F. Dinning(3)
Non-Executive Chairman
Western Financial Group Inc.

George F. Galbraith(1)(3)
Corporate Director

Dr. Lynda Haverstock(3)
President and Chief Executive Officer of Tourism
Saskatchewan

Ronald V. Joyce(4)
Corporate Director

Gregory John Keating(1)
Corporate Director

Rt. Hon. Donald F.
Mazankowski(3)(4)
Corporate Director

Michael W. O’Brien(1)
Corporate Director

Harold A. Roozen(2)
President and Chief
Executive Officer,
CCI Thermal
Technologies Inc.

Jeffrey C. Royer(2)
Corporate Director

Bradley S. Shaw
Senior Vice President,
Operations
Shaw Communications Inc.

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.

JC Sparkman(2)(4)
Corporate Director

Carl E. Vogel(1)
President and Vice Chairman
EchoStar Communications
Corporation

Willard (Bill) H. Yuill(2)
Chairman
The Monarch Corporation

SENIOR OFFICERS

JR Shaw
Executive Chair

Jim Shaw
Chief Executive Officer

Rhonda D. Bashnick
Vice President, Finance

Peter J. Bissonnette
President

Michael D’Avella
Senior Vice President,
Planning

Bradley S. Shaw
Senior Vice President,
Operations

Ken C.C. Stein
Senior Vice President,
Corporate and Regulatory
Affairs

Steve Wilson
Senior Vice President and
Chief Financial Officer

CORPORATE SECRETARY:
Douglas J. Black, QC

HONORARY SECRETARY:
Louis Desrochers, CM, AOE, QC, LLD

(1)	Audit Committee
(2)	Human Resources Committee
(3)	Corporate Governance Committee
(4)	Executive Committee

CORPORATE OFFICE

Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta
Canada T2P 4L4
Phone: (403) 750-4500
Fax: (403) 750-4501
Website: www.shaw.ca

CORPORATE GOVERNANCE
Information concerning
Shaw’s corporate governance policies are contained in
the Information Circular and is also available on Shaw’s website, www.shaw.ca.

Information concerning
Shaw’s compliance with the corporate governance listing
standards of the New York Stock Exchange is available in the investor relations section on Shaw’s website, www.shaw.ca.

INTERNET HOME PAGE
Shaw’s Annual Report, Annual Information Form, Quarterly Reports, Press
Releases and other relevant investor relations information are available electronically on the Internet at www.shaw.ca.

AUDITORS
Ernst & Young LLP

PRIMARY BANKER
The Toronto-Dominion Bank

TRANSFER AGENTS

CIBC Mellon Trust Company
Calgary, AB
Phone: 1-800-387-0825

The Bank of New York Mellon
Jersey City, NJ
Phone: 1-800-522-6645

DEBENTURE TRUSTEES
Computershare Trust
Company of Canada
100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
service@computershare.com
Phone : 1-800-564-6253
Fax: 1-888-453-0330 or
416-263-9394

Bank of New York
101 Barclay Street, Floor 4E
New York, NY 10288
Phone 1-800-438-5473
Fax: 212-815-5802

FURTHER INFORMATION
Financial analysts, portfolio managers, other investors and interested parties may contact the Company at (403) 750-4500 or visit Shaw’s website at www.shaw.ca for further information.

To receive additional copies of this Annual Report, please fax your request to (403) 750-7469 or email
investor.relations@sjrb.ca.

For further inquiries relating to Shaw’s philanthropic practices, please call
(403) 750-7498.

All trademarks used in this annual report are used with the permission of the owners of such trademarks.